As filed with the Securities and Exchange Commission on September 9, 2025

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DEFI DEVELOPMENT CORP.
(Exact name of registrant as specified in its charter)

Delaware	7389	83-2676794
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6401 Congress Avenue, Suite 250
Boca Raton, FL 33487
(561) 559-4111
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joseph Onorati
Chief Executive Officer and Chairman
DeFi Development Corp.
6401 Congress Avenue, Suite 250
Boca Raton, FL 33487
(561) 559-4111
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Allison C. Handy, Esq.
Christopher Wassman, Esq.
Perkins Coie LLP
1301 Second Avenue Suite 4200
Seattle, WA 98101
Telephone: (206) 359-8000

Approximate date of commencement of proposed sale to the public: From time to time, after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion	Dated September 9, 2025

Preliminary Prospectus

DeFi Development Corp.

Up to 9,953,543 Shares of Common Stock Offered by Selling Stockholders

This prospectus covers the offer and potential resale by certain selling stockholders (“Selling Stockholders”) identified herein of (i) 4,171,907 shares of our common stock, par value $0.00001 per share (“Common Stock”) and (ii) 5,781,636 shares of Common Stock issuable upon the exercise of pre-funded warrants at an exercise price of approximately $0.0001 per share (“Pre-Funded Warrants”).

We are registering the shares on behalf of the Selling Stockholders to be offered and sold by it from time to time. We are not selling any securities under this prospectus and will not receive any proceeds from the sale of Common Stock by the Selling Stockholders pursuant to this prospectus. The Selling Stockholders may offer and sell such shares to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods or any other method permitted by law. See “Plan of Distribution” for more information about how the Selling Stockholders may sell or otherwise dispose of such shares. Our registration of these shares does not mean that the Selling Stockholders will offer or sell any shares of our Common Stock.

Our Common Stock is currently listed on The Nasdaq Capital Market under the symbol “DFDV”. On September 8, 2025, the last reported sale price of our Common Stock was $15.00. The applicable prospectus supplement, if any, will contain information, where applicable, as to any other listing, if any, on The Nasdaq Capital Market or any securities market or other securities exchange of the securities covered by the prospectus supplement. Prospective purchasers of our securities are urged to obtain current information as to the market prices of our securities, where applicable.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and a “smaller reporting company” as that term is defined in Item 10(f)(1) of Regulation S-K, and as such, have elected to comply with certain reduced public company reporting requirements for the registration statement of which this prospectus forms a part and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company”, “Prospectus Summary — Implications of Being a Smaller Reporting Company” and “Risk Factors — Risks Related to this Offering and Ownership of Our Common Stock.”

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. We urge you to read the entire prospectus, any amendments or supplements, any free writing prospectuses, and any documents incorporated by reference carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus for a discussion of certain risks that you should consider in connection with an investment in our securities.

The date of this prospectus is              , 2025.

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or in any applicable prospectus supplement prepared by us or on our behalf. Neither we nor the Selling Stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any accompanying prospectus supplement or any free writing prospectus we have prepared. We and the Selling Stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement is accurate only as of the date on the front of those documents only, regardless of the time of delivery of this prospectus or any applicable prospectus supplement, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described in the section entitled under “Where You Can Find More Information.”

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, contained or incorporated by reference in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “project,” “target,” “potential,” “would,” “could,” “should,” “continue” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. You should also carefully review the risk factors and cautionary statements described in the other documents we file from time to time with the SEC, specifically our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained in this prospectus are made as of the date hereof, and we do not assume any obligation to update any forward-looking statements except as required by applicable law.

This prospectus includes certain statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties as well as our own estimates of potential market opportunities. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Our estimates of the potential market opportunities for our product candidates include several key assumptions based on our industry knowledge, industry publications, third-party research and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions.

TRADEMARKS

Solely for convenience, our trademarks and tradenames referred to in this prospectus may appear without the® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and tradenames. All other trademarks, service marks and trade names included into this prospectus, or the accompanying prospectus are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply relationships with, or endorsements or sponsorship of us by, these other companies.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in shares of our Common Stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements and Industry Data,” and our financial statements and the related notes incorporated by reference in this prospectus, before deciding to invest in shares of our Common Stock. Unless the context requires otherwise, the words “we,” “us,” “our,” “Company” and “DFDV” refer collectively to DeFi Development Corp., a Delaware corporation.

Our Company

Business Overview

DeFi Development Corp (“DeFi Dev”, the “Company”, “we”, “our”, “us”) is an AI-powered online platform that connects the commercial real estate industry by providing data and software subscriptions as well as value-add services to multifamily and commercial property professionals as we connect the increasingly complex ecosystem that stakeholders have to manage. We provide a technology platform that connects commercial mortgage and small business borrowers looking for debt to refinance, build, or buy commercial property including apartment buildings to commercial property lenders. These property lenders include traditional banks, credit unions, real estate investment trusts (“REITs”), debt funds, and other financial institutions looking to deploy capital into commercial mortgages. We also generate revenue through our digital asset treasury strategy by staking our SOL holdings with third-party platforms and from operating validator nodes on the Solana network.

Digital Asset Treasury Strategy

In April 2025, our Board of Directors adopted a new treasury policy, which updated our treasury management to include digital assets, starting with SOL. We believe acquiring and holding SOL long-term provides diversification of our treasury holdings and additional growth opportunities through operating validators and staking rewards. We believe that investing in the Solana network through its native token provides an opportunity for us to create value for our shareholders due to the continuous disruptive innovation the network offers to various industries. Currently, Solana is a category leader in decentralized finance, gaming and metaverse, decentralized physical infrastructure networks, asset tokenization, payment processing and global value transfer.

Our digital asset treasury strategy is primarily funded through various financing transactions including, among others, issuing common stock, and to a lesser extent cash on hand from our operations. Management intends to focus on accumulating digital assets, focusing on SOL, and holding it long-term. We primarily acquire locked SOL, which is discounted below the current spot rate, and cannot be withdrawn for a predetermined period. Locked SOL may be staked to earn rewards while subject to vesting restrictions.

This treasury initiative enhances the Company’s capital allocation strategy and does not affect its core commercial real estate platform, which remains fully operational. The AI-powered marketplace, software offerings, and subscription services supporting the multifamily and commercial property ecosystem continue to be a central part of the Company’s business.

Safeguarding our Digital Assets

Digital assets that we do not have staked to our validators are custodied at institutional grade, insured and regulated custodians with strict security protocols and proven regulatory compliance. Contracts that we have with our custodians are open-ended and can be terminated at any time. We retain the cryptographic keys, title and control of our digital assets. From time to time, under our discretion, these custodians will execute buy, sell and convert trade transactions on our behalf.

Digital Asset Treasury Strategy Revenue

We derive revenue from our digital asset treasury strategy through delegating a portion of our digital asset holdings with third-party validators. In exchange for staking our digital assets, we receive approximately 10% of the validators’ total earned rewards in the form of SOL, net of commission fees. Additionally, we earn validator revenue from participating in the Solana network through creating and validating transactions using our owned validators. We receive this revenue in the form of Solana and the amount earned is based on several factors, including an annual inflationary rate of 4.3%, validator performance and the amount of SOL that is staked on our validators, which includes our own holdings.

Solana Network

Solana, a decentralized open-source Layer-1 blockchain, is an integrated high-performance global network that enables fast, secure and affordable digital transactions. The SOL network enables users to instantly send money globally, trade digital assets, utilize smart contracts and buy and sell fungible and non-fungible tokens for a fraction of a penny. These transaction fees are paid by users in the form of the network’s native token, SOL. In addition, users may also earn yield through staking the networks native token on validators.

Solana Supply

The Solana protocol does not have a maximum limit on the number of SOL tokens that can be created. However, half of all SOL paid as a transaction fee is permanently burned, meaning the network can reach a deflationary state upon adequate network usage. The Solana protocol creates new SOL tokens when rewards are distributed to validators and is based on a declining inflation model. This model reduces the total amount of Solana rewards available to distribute to validators by 15% each year until it reaches a long-term rate of 1.5%.

Our Corporate Information

We were originally formed as Janover Ventures LLC, a Florida limited liability company, on November 28, 2018, and converted to Janover Inc., a Delaware corporation, on March 9, 2021. We are headquartered at 6401 Congress Avenue, Suite 250, Boca Raton, Florida 33487. The Company’s website is https://defidevcorp.com. Information contained on our website is not incorporated into this prospectus and you should not consider information contained on our website to be part of this prospectus

Effective April 17, 2025, the Company changed its name from “Janover Inc.” to “DeFi Development Corp.” (the “Name Change”) and the ticker symbol for the Company’s Common Stock changed to “DFDV” on the Nasdaq Capital Market.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith, we file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is www.sec.gov. We make available free of charge on or through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with or otherwise furnish it to the SEC. Any statement contained herein or in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this prospectus, except as so modified or superseded.

Recent Developments

ELOC Agreement

The Company entered into that certain share purchase agreement, dated as of June 11, 2025, with RK Capital and its affiliates, establishing an equity line of credit (“ELOC”), pursuant to which RK Capital has agreed to purchase from us up to an aggregate of $1 billion of our Common Stock from time to time over the term of the agreement (subject to certain limitations), which amount may be increased to up to an aggregate of $5 billion of Common Stock upon mutual agreement by the parties and subject to the satisfaction of certain conditions. Pursuant to the ELOC Agreement, we agreed to pay a commitment fee to RK Capital and its affiliates in the form of Common Stock with an aggregate market value of $12,500,000 or 1.25% of the Initial Commitment, which will be paid in twelve equal monthly installments commencing on the effective date of the Registration Statement. If the Initial Commitment is increased, the Company will pay an additional commitment fee to RK Capital and its affiliates in the form of Common Stock with an aggregate market value equal to 1.25% of such increased commitment amount.

As of August 13, 2025, the Company issued 2.2 million shares of Common Stock for approximately $47.6 million under our ELOC agreement and issued 124.5 thousand shares representing two months of commitment fee payments.

Convertible Notes Offering

On July 7, 2025, we completed a private offering of 5.50% Convertible Senior Notes due 2030 (the “notes”). The notes were sold under a purchase agreement, dated as of July 1, 2025, entered into by and among the Company and Cantor Fitzgerald & Co., as representative of the several initial purchasers named therein, for resale to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The aggregate principal amount of notes sold in the offerings was $112.5 million.

The notes were issued at a price equal to 100% of their principal amount. The net proceeds to us from the sale of the notes were approximately $108.1 million after deducting the initial purchasers’ discounts and commissions and estimated offering expenses payable by us.

We used approximately $75.6 million of the net proceeds from the offering to repurchase shares of our Common Stock through a prepaid forward stock purchase transaction and intends to use the remainder for general corporate purposes, including the acquisition of Solana.

On July 9, 2025, we completed a private offering of an additional $10.0 million of aggregate principal amount of the notes pursuant to the option granted to the initial purchasers under that certain purchase agreement.

Master Loan Agreement

On July 25, 2025, we entered into a master loan agreement with BitGo Hong King Limited. The Agreement creates a framework under which the Company may borrow digital assets or cash from Lender from time to time. Each loan is documented in a separate loan request agreed to by the parties setting forth the specific terms, including principal amount, fees, collateral requirements, and the date on which the loan is to commence and mature.

On July 25, 2025, the parties agreed to a loan request for 75,000 Solana at a loan fee amount of 12.5% per annum and a maturity date of November 25, 2025. The loan is collateralized by our treasury assets (including Solana) at a 250% collateral level and a margin call level of 200%.

The loan fee, effectively the interest rate on the borrowed amounts, is to be determined for each loan and is calculated on a daily basis at the annualized rate specified in each confirmation.

August PIPE

On August 24, 2025, DeFi Development Corp. (the “Company”) entered into subscription agreements (each, a “Subscription Agreement” and collectively the “Subscription Agreements”) with certain institutional and accredited investors (each an “Investor” and collectively the “Investors”) pursuant to which the Company, subject to the restrictions and satisfaction of the conditions in the Subscription agreements, has agreed to sell in a private placement (the “August Offering”) to the Investors an aggregate of (i) 4,171,907 shares (the “Shares”) of the Company’s Common Stock and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to acquire up to 5,781,636 shares of Common Stock (the “Pre-Funded Warrant Shares”) at an exercise price of $0.0001 per share. The purchase price for one share of Common Stock was $12.50 and the purchase price for one Pre-Funded Warrant was $12.4999 per share. The August Offering closed on Thursday, August 28, 2025. Of the approximately $124.4 million total purchase price for the Shares and the Pre-Funded Warrants, approximately $92.5 million is expected to be paid in cash and approximately $31.9 million is expected to be received in the form of locked Solana (SOL) or interests in an entity holding locked SOL.

Pursuant to the terms of the Subscription Agreements, the Company is prohibited from issuing, entering into any agreement to issue or announcing the issuance or proposed issuance of any shares of Common Stock or securities convertible or exercisable into Common Stock for a period commencing on the date of the effectiveness of the resale registration statement, and expiring 15 days after the effectiveness of the resale registration statement, subject to certain exceptions for issuances in connection with previously issued securities, stock split or similar transactions, in connection with the Company’s equity plans, or in a private placement or under the Company’s equity line of credit if certain conditions are met.

The Pre-Funded Warrants are exercisable twenty-one days after the Company files a Definitive Information Statement on Schedule 14C with the Securities and Exchange Commission with respect to stockholder approval of such exercise, which the Company filed on September 5, 2025, and will not expire until exercised in full. The exercise price and number of Pre-Funded Warrant Shares issuable upon exercise of the Pre-Funded Warrant are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Stock and the exercise price. The Pre-Funded Warrant may be exercised, in whole or in part, at any time by means of a “cashless exercise.” Pre-Funded Warrants for certain Investors provide that the holder may not exercise any portion of such holder’s Pre-Funded Warrants to the extent that the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding shares of Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to the Company, the holder may increase the beneficial ownership limitation to up to 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the U.S. federal securities laws. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our Common Stock pursuant to an effective registration statement under the Securities Act; (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable SEC rules. We expect that we will remain an emerging growth company for the foreseeable future but cannot retain our emerging growth company status indefinitely and will no longer qualify as an emerging growth company on or before the last day of the fiscal year following the fifth anniversary of the date of the first sale of our Common Stock pursuant to an effective registration statement under the Securities Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies.

These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the requirement of auditor attestation of our internal controls over financial reporting;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	not being required to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

An emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act to comply with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the dates on which adoption of such standards is required for other public reporting companies.

Implications of Being a Smaller Reporting Company

We are also a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K, and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies. We will remain a smaller reporting company until the end of the fiscal year in which (1) we have a public common equity float of more than $250 million, or (2) we have annual revenues for the most recently completed fiscal year of more than $100 million and a public common equity float or public float of more than $700 million. We also would not be eligible for status as a smaller reporting company if we become an investment company, an asset-backed issuer or a majority-owned subsidiary of a parent company that is not a smaller reporting company.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different from what you might receive from other public reporting companies in which you hold equity interests.

The Offering

Common Stock outstanding as of September 5, 2025:	25,573,702

Common Stock offered by the Selling Stockholder:	Consists of 9,953,543 shares held by the Selling Stockholders.

Common Stock to be outstanding after giving effect to the issuance of the Common Shares this offering:(1)	35,527,245 shares

Use of proceeds:	We will not receive any proceeds from the conversion of the Conversion Shares. See the section herein titled “Use of Proceeds.”

Plan of Distribution	The Selling Stockholders may sell all or a portion of the shares of Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. Registration of the Common Stock covered by this prospectus does not mean, however, that such shares necessarily will be offered or sold. See “Plan of Distribution.”

Risk factors:	See the section titled “Risk Factors” and other information included in this prospectus, and incorporated by reference herein, for a discussion of factors you should consider carefully before deciding to invest in our Common Stock.

Trading market and symbol:	Our Common Stock is currently listed on The Nasdaq Capital Market under the symbol “DFDV”.

Transfer agent:	The transfer agent and registrar for our Common Stock is Colonial Stock Transfer Company Inc.

(1)	The number of shares of our common stock that will be outstanding immediately after this offering as shown above is based on 25,573,702 shares outstanding as of September 5, 2025. The number of shares outstanding as of September 5, 2025 as used throughout this prospectus, unless otherwise indicated, excludes:

●	1,479,823 shares of common stock issuable upon exercise of stock options outstanding as of September 5, 2025 at a weighted average exercise price of $4.62 per share;

●	242,375 shares of common stock issuable upon the vesting of restricted stock units outstanding as of September 5, 2025;

●	1,005,193 additional shares of common stock available as of September 5, 2025 for future issuance under our 2023 Equity Incentive Plan;

●	1,832,128 shares of common stock issuable upon the conversion of the convertible notes issued to PIPE investors under a purchase agreement entered into on April 4, 2025;

●	4,404,750 shares of common stock issuable upon the exercise of the warrants issued to PIPE investors under a purchase agreement entered into on April 4, 2025;

●	up to 5,354,584 shares of common stock potentially issuable upon the conversion of our 5.50% Convertible Senior Notes due 2030 (subject to customary anti-dilution adjustment provisions); and

●	up to 36,631,481 shares of common stock issuable under the ELOC.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described under “Risk Factors” in our most recent annual report on Form 10-K as supplemented or updated in our most recent quarterly report on Form 10-Q, any current report on Form 8-K, as well as any accompanying prospectus supplement, together with all of the other information included or incorporated by reference in this prospectus and in any accompanying prospectus supplement, including our financial statements and related notes, before deciding whether to purchase our securities.

Our business, financial condition and results of operations could be materially and adversely affected by any or all of these risks or by additional risks and uncertainties not presently known to us or that we currently deem immaterial that may adversely affect us in the future. The Company is supplementing the risk factors previously disclosed in its Annual Report on Form 10-K for the year ended December 31, 2024, as amended (the “Form 10-K”) with the following risk factors. These risk factors should be read in conjunction with the risk factors included in the Form 10-K.

Risks Related to This Offering and Ownership of Our Common Stock

Our financial results and the market price of our Common Stock may be affected by the prices of digital assets that we hold.

As part of our capital allocation strategy for assets that are not required to provide working capital for our ongoing operations, we have invested and will continue to invest in SOL and other digital assets. The price of digital assets has historically been subject to dramatic price fluctuations and is highly volatile. Moreover, digital assets, such as SOL, are relatively novel and the application of securities laws and other regulations to such assets is unclear in many respects. It is possible that regulators may interpret laws in a manner that adversely affects the liquidity or value of digital assets.

Any decrease in the fair value of digital assets below our carrying value for such assets currently would require us to incur a loss due to the decrease in fair market value, and such charge could be material to our financial results for the applicable reporting period, which may create significant volatility in our reported earnings. Any decrease in reported earnings or increased volatility of such earnings could have a material adverse effect on the market price of our Common Stock. In addition, the application of generally accepted accounting principles in the United States, with respect to digital assets, may change in the future and could have a material adverse effect on our financial results and the market price of our common stock.

In addition, if investors view the value of our common stock as dependent upon or linked to the value or change in the value of our digital asset holdings, the price of digital assets may significantly influence the market price of our common stock.

The price of our Common Stock has been and may continue to be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our Common Stock.

Our stock price has been and is likely to continue to be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. With the adoption of our new SOL treasury strategy, we expect to see additional volatility. As a result of this volatility, you may not be able to sell your Common Stock. The market price for our Common Stock may be influenced by many factors, including:

●	our digital asset treasury strategy;

●	the SOL developer community and whether people continue to engage in building;

●	the recruitment or departure of key personnel at SOL;

●	downtime and congestion of the SOL network;

●	changes in staking rewards or validator incentives in the SOL ecosystem;

●	the success of competitive products to SOL, alternative services or technologies in the blockchain and technology community;

●	regulatory or legal developments in the United States and other countries related to digital assets, blockchain and AI;

●	variations in our financial results or those of companies that are perceived to be similar to us that also have a SOL treasury strategy;

●	general economic, industry and market conditions in the cryptocurrency industry and broader macroeconomic trends related to the digital asset industry; and

●	the other factors described in this ’‘Risk Factors’’ section and in the “Risk Factors” section of our other SEC filings, including our most recent annual report on Form 10.

Our management may invest or otherwise use the proceeds of any offering by the Company in ways with which you may not agree or in ways that may not yield a return.

Our management will have broad discretion in the application of the net proceeds from any offering by the Company and could use the proceeds in ways that do not improve our results of operations or enhance the value of our Common Stock. The failure by our management to apply these funds effectively could result in financial losses that could cause the price of our Common Stock to decline and delay the development of additional products and services our pursuit of our new SOL strategy. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. We will not receive any proceeds from sales by the Selling Stockholders.

We may use the net proceeds from any offering by the Company to purchase additional Solana, the price of which has been, and will likely continue to be, highly volatile.

We may use the net proceeds from any offering by the Company to purchase additional Solana. Solana is a highly volatile asset that has traded between approximately $95 and $295 per Solana on Coinbase in the 12 months preceding the date of this prospectus. In addition, Solana does not pay interest, but staking rewards can be earned on Solana. The ability to generate a return on investment from the net proceeds from any offering by the Company will depend on whether there is appreciation in the value of Solana following our purchases of Solana with the net proceeds from any offering by the Company. Future fluctuations in Solana’s trading prices may result in our converting Solana purchased with the net proceeds from this offering into cash with a value substantially below the net proceeds from such an offering. We will not receive any proceeds from sales by the Selling Stockholders.

Our digital asset holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. We are also subject to the credit risk of custodians.

Historically, crypto markets have been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in their entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our digital asset holdings at favorable prices or at all. Further, we hold digital assets with centralized custodians and transact with trade execution partners. These entities do not have the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation. For example, U.S. banks are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per depositor in the case of the bank’s insolvency. U.S. broker-dealers are covered by the Securities Investor Protection Corporation (“SIPC”), which ensures recovery of the securities by the depositor. In contrast, cryptocurrency custodians do not offer such protections. If a custodian were to become insolvent, it is possible that we face delays or difficulties obtaining our digital assets. Moreover, there have been a number of instances in which custodians have used customer funds to fund their own operations. If that were the case with our custodian and the custodian were to become insolvent and file for bankruptcy, we may not be able to obtain all of the digital assets that we had deposited with the custodian. Even if we were to obtain our digital assets, it may require a considerable amount of time, which could adversely impact our financial stability.

Apart from the risk of insolvency of the custodian, there is also a risk of custodians freezing withdrawals, typically in connection with a security incident, regulatory compliance or technical issues, and may be unresponsive to customers attempting to retrieve their funds. In such events, it may be difficult to reach a representative to assist with unfreezing assets and we may not be able to sell or use our digital assets.

Additionally, the secondary market for borrowing against digital assets is not well developed. We may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered digital assets or otherwise generate funds using our digital assets, especially during times of market instability or when the price of digital assets has declined significantly. If we are unable to sell our digital assets, enter into additional capital raising transactions using digital assets as collateral, or otherwise generate funds using our digital assets or if we are forced to sell our digital assets at a significant loss in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

We may be subject to regulatory developments related to crypto assets and crypto asset markets, which could adversely affect our business, financial condition, and results of operations.

As SOL and other digital assets are relatively novel and the application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of digital assets. The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of digital assets or the ability of individuals or institutions such as us to own or transfer digital assets.

There are currently bills introduced into the U.S. Congress that, if they pass, may provide clarity on the market structure of whether digital assets are securities or a commodities. If digital assets are determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of digital assets and, in turn, adversely affect the market price of our common stock.

Our SOL treasury strategy could create complications with third party service providers, such as insurance companies, banking entities and auditors, which could have a materially adverse impact on our business.

Our SOL treasury strategy could create complications with third party service providers that may place a high risk on companies engaging in such a treasury strategy. For example, in 2023, the Office of the Comptroller of the Currency, the Federal Reserve and the FDIC issued supervisory statements that digital assets were a “significant risk” to banking organizations. Similarly, third-party service providers began placing a high degree of risk on digital asset companies, including third-party providers such as insurance companies, banking entities, auditors, payment processors, compliance vendors and public relationship firms.

While the current administration has undertaken a coordinated policy shift across key financial regulatory agencies with respect to regulations of digital assets, the implications of such proposed and future policy changes are uncertain at this time. If future regulations and policy changes were to impose similar limitations as those in 2023, our service providers may refuse to enter into commercially acceptable contracts with us and other companies that engage in similar treasury strategies with digital assets. This could have a number of adverse impact on the operation of our business. For example, with respect to insurance companies, the cost of our insurance may also increase or our insurers may refuse to underwrite policies or exclude digital asset liabilities from coverage. In the event that we are unable to obtain directors and officers liability insurance on acceptable terms, our directors and officers may be exposed to personal liability in connection with securities class actions, regulatory investigations and other legal proceedings. This could also deter us from retaining key employees or may prevent us from hiring talent. If we were to lose our banking services, it would severely disrupt our ability to maintain liquidity, process payroll, pay vendors or access fiat currency, which would have a significantly adverse impact on our business, financial condition and results of operations. Certain auditors may also consider custody, fair market valuation, impairment testing and other controls as high-risk. If our auditor determined that it was unable to issue an unqualified opinion or could not engage with us altogether, it may adversely affect our ability to meet our periodic reporting obligations under the Exchange Act and significantly affect our business, financial condition and the ability to raise capital in the public markets.

Regulatory change reclassifying SOL as a security could lead to our falling within the definition of “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act, and could adversely affect the market price of SOL and the market price of our common stock.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in the 1940 Act, and are not registered as an “investment company” under the 1940 Act as of the date of this offering memorandum.

While the SEC has not stated a view as to whether SOL is or is not a “security” for purposes of the federal securities laws, a determination by the SEC or a court of competent jurisdiction that SOL is a security could lead to our meeting the definition of “investment company” under the 1940 Act, if the portion of our assets that consists of investments in SOL exceeds the 40% limit prescribed in the 1940 Act, which would subject us to significant additional regulatory requirements that could have a material adverse effect on our business and operations and may also require us to change the manner in which we conduct our business.

We monitor our assets and income in order to conduct our business activities in a manner such that we do not fall within the definition of “investment company” under the 1940 Act or would qualify under one of the exemptions or exclusions provided by the 1940 Act and corresponding SEC rules. If SOL is determined to be a security for purposes of the federal securities laws, we would take steps to reduce our holdings of SOL as a percentage of our total assets. These steps may include, among others, selling SOL that we might otherwise hold for the long term and deploying our cash in assets that are not considered to be investment securities under the 1940 Act, in which case we may be forced to sell our SOL at unattractive prices. We may also seek to acquire additional assets that are not considered to be investment securities under the 1940 Act, and we may need to incur debt, issue additional equity or enter into other financing arrangements that are not otherwise attractive to our business. Any of these actions could have a material adverse effect on our results of operations and financial condition. Moreover, we can make no assurance that we would successfully be able to take the necessary steps to avoid meeting the definition of “investment company” under the 1940 Act and becoming subject to its requirements. If SOL is determined to constitute a security for purposes of the federal securities laws, and if we are not able to come within an available exemption or exclusion under the 1940 Act, then we would have to register as an investment company and require us to change the manner in which we conduct our business. In addition, such a determination could adversely affect the market price of SOL and in turn adversely affect the market price of our common stock.

If SOL were considered a security, U.S. exchanges that list SOL will either have to register as a national securities exchange or de-list SOL. The delisting of SOL would have a significantly adverse impact on the liquidity of SOL, which would likely have a material adverse impact on our SOL treasury strategy and our business. Further, we may be forced to liquidate our holdings of SOL at unfavorable prices and change our SOL treasury strategy in the event that SOL is classified as a security.

We are not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and funds, or to obligations applicable to investment advisers.

Mutual funds, exchange-traded funds and their directors and management are subject to extensive regulation as “investment companies” and “investment advisers” under U.S. federal and state law; this regulation is intended for the benefit and protection of investors. We are not subject to, and do not otherwise voluntarily comply with, these laws and regulations. This means, among other things, that the execution of or changes to our Treasury Reserve Policy or our SOL strategy, our use of leverage, the manner in which our SOL is custodied, our ability to engage in transactions with affiliated parties and our operating and investment activities generally are not subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies and investment advisers. For example, although a significant change to our Treasury Reserve Policy would require the approval of our board of directors, no stockholder or regulatory approval would be necessary. Consequently, our board of directors has broad discretion over the investment, leverage and cash management policies it authorizes, whether in respect of our SOL or other activities we may pursue, and has the power to change our current policies, including our strategy of acquiring and holding SOL. As a result, investors in our company may be exposed to greater volatility, concentration risk and governance discretion than they would be if we were subject to the protections afforded to regulated investment vehicles.

If we or our service providers experience a security breach or cyberattack and unauthorized parties obtain access to our digital assets, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our digital assets and our financial condition and results of operations could be materially adversely affected.

Substantially all of the digital assets we own is held in custody accounts at U.S. institutional digital asset custodians. Security breaches and cyberattacks are of particular concern with respect to our digital assets. Solana and other blockchain cryptocurrencies and the entities that provide services to participants in the Solana ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange, although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading digital asset exchange and reportedly stole over $400 million in digital assets from customers. A successful security breach or cyberattack could result in:

●	a partial or total loss of our digital assets in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our digital assets;

●	harm to our reputation and brand;

●	improper disclosure of data and violations of applicable data privacy and other laws; or

●	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader Solana ecosystem or in the use of the Solana network to conduct financial transactions, which could negatively impact us.

Attacks upon systems across a variety of industries, including industries related to Solana, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, we expect that unauthorized parties will attempt to gain access to our systems and facilities, as well as those of our partners and third service providers, through various means, such as hacking, social engineering, phishing and fraud. Threats can come from a variety of sources, including criminal hackers, hacktivists, state intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work arrangements. The risk of cyberattacks could also be increased by cyberwarfare in connection with the ongoing Russia and Israel conflicts, or other future conflicts, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of our operations or those of others in the Solana industry, including third services on which we rely, could materially and adversely affect our financial condition and results of operations.

We face other risks related to our digital asset treasury reserve business model.

Our digital asset treasury reserve business model exposes us to various risks, including the following:

●	SOL and other digital assets are subject to significant legal, commercial, regulatory, and technical uncertainty, and our SOL strategy subjects us to enhanced regulatory oversight;

●	regulatory changes could impact our ability to operate validators or receive rewards;

●	regulatory scrutiny of the Company’s activities may increase, potentially limiting our operations;

●	potential litigation risks exist related to smart contract vulnerabilities, validator operations, or our business activities;

●	uncertainty around digital assets, including SOL’s, regulatory status may impact our ability to list on certain exchanges;

●	changes in political administration may not guarantee a favorable regulatory environment for digital assets;

●	future SEC actions or court decisions could retroactively classify digital assets as a security, potentially leading to penalties or forced unwinding of transactions; and

●	increased regulatory focus on Layer-1 blockchains beyond Bitcoin and Ethereum could result in new compliance requirements.

We may engage in leveraged digital asset financing strategies, in which we will leverage our digital asset holdings to acquire additional amounts of the same leveraged digital assets, and may do so on a compounded basis, which will increase our exposure to smart-contract, operational, and counterparty risks.

We may engage in digital asset leverage strategies to acquire additional amounts of SOL. As part of this strategy, we may borrow digital assets by pledging our own SOL holdings as collateral, deploy these borrowed assets to acquire additional amounts of SOL, and subsequently re-pledge the newly acquired SOL to further engage in these leveraged transactions. As each of these transactions will be effectuated on chain, the strategy may expose us to significant smart-contract vulnerabilities and operational risks. The smart contracts that are used for purposes of these transactions may contain undiscovered bugs, logical errors or economic vulnerabilities that could be exploited by malicious actors or that could cause the contracts to perform in unintended ways, resulting in partial or total loss of our collateral and borrowed assets. In addition, the strategy may subject us to counterparty risk through the platforms we utilize to facilitate leveraging strategies including, among others, insolvency of the platform, coding errors, and cyberattacks. Finally, lenders customarily require that collateral ratios be maintained within narrowly defined thresholds and may exercise broad contractual discretion to impose additional margin requirements or to liquidate collateral without notice when those thresholds are breached. We may also incur losses if the interest that accrues on our borrowings significantly exceeds the revenue generated by the borrowed SOL.

SOL faces unique technical, governance and concentration risks that could materially affect its long-term viability.

SOL is a high-throughput Layer 1 blockchain with an architectural features that differs significantly from other blockchains, such as Ethereum. While these features allow for rapid processing of transactions, they introduce risks that could adversely impact the value of SOL and the stability of the SOL network. Historically, SOL has suffered network outages, slow operations and validator coordination failures. If such challenges were to persist, the confidence of the SOL development community and its users will be adversely affected, which could cause a rapid decline in the value of SOL. In addition, SOL’s consensus mechanism (Proof of History combined with Proof of Stake) is novel and relatively untested at a large scale over time. Structural flaws could emerge that require a fork, which may have an adverse impact on the SOL network and our holdings.

SOL validators are relatively small in number, which may lead to coordinated censorship.

SOL requires high-performing computing hardware and internet connectivity to operate a validator node. These substantial infrastructure demands create a barrier of entry for validators, leading to a high concentration of validators that must be well capitalized. A significant portion of staked SOL tokens may be delegated to a few validators, resulting in a centralized block production environment. This concentration and centralization could lead to the risk of coordinated censorship, which validators or node operators could delay or exclude transactions or blocks from being confirmed and recorded on the blockchain, severely undermining neutrality and causing and erosion of the integrity of the SOL network. In particular, Blue Moose Systems, a SOL validator that we have acquired, is one of the top-performing SOL validators that also controls a significant share of stake on SOL, which presents additional centralization risk.

Our Solana validator reward yield is expected to decline over time and could have a material adverse effect on our financial results.

We currently earn rewards from the Solana network through operating two validator nodes. Solana’s current protocol distributes rewards to validators based on a declining inflation model. This model reduces the total amount of Solana rewards available to distribute to validators by 15% each year until it reaches a long-term rate of 1.5%. A significant reduction in validator reward yield could negatively impact our business and results of operations.

Our SOL treasury strategy is dependent on the SOL Foundation and core development team.

The SOL network is more centralized than other blockchain protocols such as Bitcoin and Ethereum. The SOL Foundation and a relatively small group of core developers play a significant role in the governance, maintenance, and technical direction of the SOL protocol. If one or more key individuals that is responsible for the core development or leadership were to depart, become incapacitated or otherwise decide not to participate, the health of the SOL network will be significantly affected and would result in a material adverse impact on the value of SOL. Further, if the SOL Foundation were to become subject to a reputational event, it could lead to reduced developer engagement and adversely affect the functionality and value of the SOL network.

SOL is subject to technological obsolescence, including competition from emerging blockchain and artificial intelligence protocols.

The digital asset ecosystem is characterized by rapid technological innovation, short development cycles, and intense competition among Layer 1 blockchains and related infrastructure providers. SOL faces intense competition among existing protocols, such as Aptos and Sei, and new entrants that are currently being developed. Competitors may offer superior scalability, security, interoperability, decentralization, programmability and adoption, and may attract developers away from the SOL ecosystem. Advancements in AI and blockchain technology are likely to accelerate the development of such protocols, including the development of additional networks that natively integrate AI into consensus mechanisms and other core features. If SOL is unable to evolve to address such increased competition or if Layer 2 networks believe that SOL’s core technology stack is outdated or less attractive compared with other Layer 1 networks, SOL may be considered technologically obsolete by the next-generation of protocols. The decline in the SOL network would materially impact the market value of SOL and adversely affect the value of our SOL treasury holdings and our stock price.

We may be subject to additional tax liability if regulation or policy changes adversely affect the tax treatment of rewards from staking SOL.

The U.S. federal income tax treatment of rewards from staking digital assets such as SOL remains uncertain and is currently under the subject of debate and regulatory attention. Under current guidance by the Internal Revenue Service (“IRS”), staking rewards are generally treated as ordinary income upon receipt. If regulation or policy changes, or the interpretation or enforcement thereof, results in adverse tax treatment of rewards from staking SOL, we could be subject to increased audits by the IRS and additional tax liabilities.

BUSINESS

Company Overview

DeFi Development Corp (“DeFi Dev”, the “Company”, “we”, “our”, “us”) is an AI-powered online platform that connects the commercial real estate industry by providing data and software subscriptions as well as value-add services to multifamily and commercial property professionals as we connect the increasingly complex ecosystem that stakeholders have to manage. We provide a technology platform that connects commercial mortgage and small business borrowers looking for debt to refinance, build, or buy commercial property including apartment buildings to commercial property lenders. These property lenders include traditional banks, credit unions, real estate investment trusts (“REITs”), debt funds, and other financial institutions looking to deploy capital into commercial mortgages. We also generate revenue through our digital asset treasury strategy by staking our SOL holdings with third-party platforms and from operating validator nodes on the Solana network.

We report our business in two segments:

●	Digital Asset Treasury (“Treasury”): this segment executes and manages the Company’s treasury policy, including our owned validators.

●	Real Estate Platform (“Real Estate”): this segment provides a technology platform that connects commercial mortgage and small business borrowers looking for debt to refinance, build, or buy commercial property including apartment buildings to commercial property lenders. These property lenders include traditional banks, credit unions, REIT, debt funds, and other financial institutions looking to deploy capital into commercial mortgages.

Description of Our Segments

Digital Asset Treasury Strategy

Overview

The treasury segment executes and manages the Company’s treasury policy with the purpose of purchasing, holding and compounding our digital asset holdings through staking and operating our owned validators. Revenue is generated through delegating our digital asset holdings with third party staking platforms and operating our Solana validators.

Validators

Our validators participate in securing the Solana network through creating and validating transactions on the blockchain. In exchange for providing these services we receive revenue in the form of Solana and is based on several factors including, an annual inflationary rate of approximately 4.3%, our validators performance and the amount of SOL that is delegated on our validator, which includes our own SOL holdings. We receive revenue for services provided at the end of each Solana epoch, which is less than three days.

Staking

We delegate (“stake”) a portion of our digital assets, primarily locked SOL, with third party validators. In exchange, we receive a fixed percentage of the validators’ total earned rewards in the form of SOL, net of commission fees. In some cases, we jointly own and operate validators alongside ecosystem partners to further align our treasury strategy with the broader Solana network. Our staking revenue currently generates a yield of approximately 10%.

Digital Asset Acquisition Channels

To facilitate our staking program, we acquire SOL primarily through over-the-counter (“OTC”) and spot trading platforms, as well as from earning SOL from our validator operations. We primarily enter trading transactions for locked or vesting SOL blocks as these are priced lower than the current spot rate due to transfer restrictions. Our locked SOL vests on a monthly basis and will be fully released over a weighted average period of 1.3 years. From time to time, we may acquire liquid staking tokens to enhance our capital efficiency while earning staking rewards on our SOL holdings.

We use proceeds primarily from financing activities that consist of equity issuances and debt financing to acquire SOL. Management intends to focus on accumulating digital assets, focusing on SOL, and holding it long-term.

Counterparty

We rely on various counterparties which includes, among others, Kraken, BitGo and Galaxy, to safeguard our digital asset holdings and execute trading on our behalf. Management performs due diligence reviews and selects counterparties that offer institutional level services and products, are insured and regulated, have implemented strict security protocols and have proven regulatory compliance. Terms and conditions with our counterparties provide that we retain the cryptographic keys, title and control of our digital assets.

Counterparty Concentrations

Kraken accounts for approximately 95% of our trading volume and approximately 30% of our digital assets holding are at both BitGo and Galaxy. We may be adversely impacted if any one of our counterparties fails to perform. Management mitigates this exposure through continuous monitoring of our assets and reconciliations of trading transactions.

Seasonality and Cyclicality

Results for our validators may be subject to cyclical impacts related to period over period variability as Solana epochs may not coincide with calendar days, months or years.

Competition

Our digital asset treasury strategy segment operates in a highly competitive and everchanging cryptoeconomy and faces significant competition, ranging from larger digital asset treasury companies, digital asset trading platforms and validator peers. The cryptoeconomy is continuously expanding, and we expect to face competition from new entrants in the future as the adoption of digital assets continues to grow.

Real Estate Platform

Overview

We have developed an AI-enabled, business-to-business fintech platform that connects commercial mortgage and small business borrowers looking for debt to refinance, build, or buy commercial property including apartment buildings to commercial property lenders. These property lenders include traditional banks, credit unions, REITs, debt funds, and other financial institutions looking to deploy capital into commercial mortgages.Commercial property owners, operators, and developers can quickly create an account on our platform, chat with our AI, set up their own profile and submit and manage loan requests on their dashboard in a digital experience. Our algorithms automatically match borrowers to their best loan option(s) or to our internal capital markets advisors (inbound sales team) that guide the borrower through the process and connect them with the right loan product and lender. Originators that work at commercial real estate mortgage lenders can log in and use their lender portal to view, sort, and engage with their new matches in real-time and communicate with the borrowers, tracking their loans right through our portal; they can set up the types of deals they are looking for as well. Our capital markets advisors have their own interface that gives them access to targeted loan opportunities, market intelligence, and data empowering them to better assist borrowers in managing their choices, leading to the best possible outcomes for both lenders and borrowers.

We currently serve hundreds of thousands of web users annually, including multifamily and commercial property owners and developers applying for billions of dollars of debt financing per year, professional service providers, and thousands of multifamily and commercial property lenders including more than 10% of the banks in the United States, credit unions, REITs, debt funds, Fannie Mae® and Freddie Mac® multifamily lenders, FHA multifamily lenders, commercial mortgage-backed securities (“CMBS”) lenders, Small Business Administration (“SBA”) lenders, and more.

Platform

The real estate segment derives its revenue primarily from platform fees and subscription revenue. Platform fees include referral and advisory fees generated from multifamily and commercial real estate and small business debt transactions. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied and the promised services have been transferred to the customer. Our services are generally transferred to the customer at a point in time, which is when the underlying lending transaction has closed and successfully funded. We may act as an agent for both lenders and borrowers.

Our data and software offerings are generally offered on a subscription basis as software as a service (“SaaS”). We provide data, transparency, and tools, generally as annual software subscriptions, to help stakeholders navigate the most complex components of the multifamily and commercial property lifecycles – debt (Janover Pro, Janover Capital Markets), insurance (Janover Insurance), equity (Janover Connect, Janover Engage), and technology (Janover AI).

We earn platform revenue from fees charged to our customers that utilize our technology platform which matches lenders and borrowers. These fees include a share of the revenue per transaction by the lender, typically 1% of the loan amount, and in some cases a fixed negotiated fee from the borrower. We have evaluated the terms of the contract with these customers and have determined that we act as an agent and recognize revenue on a net basis at the time the lending transaction is fully funded and closed.

We also derive revenue from our software as a service (“SaaS”) offerings which provide data, transparency and other tools to help customers navigate the complex components of the multifamily and commercial property lifecycles and includes debt, equity, insurance and technology. Contracts with customers utilizing our SaaS offerings are subscription based and last between one to three years. We act as the principal in these contracts and recognize revenue ratably over the contract term on a gross basis. The amount of revenue earned is equal to the annual rate per the contract or when the services are performed throughout the contractual period.

Seasonality

The commercial real estate market tends to be seasonal in nature, with the first and fourth fiscal quarters being more active than the second and third fiscal quarters. Such fluctuations have to be considered by investors since quarterly results may not be indicative of the Company’s fiscal year results.

Solana Network

Overview

Solana is a decentralized open-source Layer-1 blockchain optimized for speed, cost-efficiency, and scalability. It is an integrated, high-performance global network that enables fast, secure, and low-cost digital transactions. The network enables users to instantly send money globally, trade digital assets, utilize smart contracts, and buy or sell fungible and non-fungible tokens at a fraction of a cent in fees.

The Solana network was developed to solve scalability and transaction speed issues experienced with traditional blockchains by using an innovative blockchain architecture. This architecture combines Proof-of History (“PoH”) with Proof of Stake (“PoS”) to reduce validator transaction consensus. PoH is a digital timestamp that enables the network to track the time and order of transactions while PoS is used for transaction validation. Users of the network will first initiate a transaction, which is timestamped, verified by validators and recorded on the blockchain ledger for a low transaction fee.

Transaction fees are paid with the network’s native token, SOL. The native token is also used in staking, for participation in the network’s governance and as payment to validators for securing the network and processing transactions.

Solana Tokeneconomics

The Solana network protocol follows a declining inflation model to reward validators. At network launch, the inflation rate was approximately 8.0%. That rate declines by 15% each “epoch-year”, approximately 125 to 180 calendar days, until it reaches a long-term terminal rate of 1.5%. Today, Solana’s inflation rate is approximately 4.3%. In addition to inflationary rewards, validator and delegator income includes transaction fees, priority fees, and maximal extractable value (MEV) captured by the network.

Solana Supply

Solana does not have a maximum supply cap. New SOL tokens are introduced primarily through inflationary rewards distributed to validators and delegators. However, Solana also features a burn mechanism: a portion of all transaction fees is permanently destroyed, creating the potential for the network to become deflationary with sufficient usage.

Intellectual Property

Our rights in our intellectual property, including trademarks, patents, trade secrets, copyrights and domain names, as well as contractual provisions and restrictions on use of our intellectual property, are important to our business. For example, our trademark rights assist in our marketing efforts to develop brand recognition and differentiate our brand from our competitors. We own a number of trademark registrations and applications in the U.S. and in foreign jurisdictions. These trademarks include, among others, “Janover Ventures.” We will pursue additional trademark registrations to the extent we believe it will be beneficial. We also have registered domain names for websites that we use in our business. We may be subject to third-party claims from time to time with respect to our intellectual property.

Additionally, we rely upon unpatented trade secrets and confidential know-how and continuing technological innovation to develop and maintain our competitive position. We also enter into confidentiality and intellectual property rights agreements with our employees, consultants, contractors and business partners. Under such agreements, our employees, consultants and contractors are subject to invention assignment provisions designed to protect our proprietary information and ensure our ownership of intellectual property developed pursuant to such agreements.

For additional information about our intellectual property and associated risks, see the section titled “Risk Factors—Risks Related To Our Intellectual Property And Platform Development.”

Government Regulation

To the knowledge of the Company, the Company is not required to obtain any government or agency approvals for its current or planned operations. However, the Company, its operations, results of operations and financial condition could be adversely affected by new laws or regulations or by changes in existing laws or regulations, or the application thereof. If we fail to comply with laws and regulations applicable to the U.S., or make incorrect determinations in complex tax regimes, we may incur significant financial penalties.

For more information on government regulations and related risks that may apply to our treasury strategy, please see the section titled “Risk Factors” and, specifically, “—We may be subject to regulatory developments related to crypto assets and crypto asset markets, which could adversely affect our business, financial condition, and results of operations,” “—Regulatory change reclassifying SOL as a security could lead to our falling within the definition of “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act, and could adversely affect the market price of SOL and the market price of our common stock” and “—We are not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and funds, or to obligations applicable to investment advisers.”

Employees

The Company had 34 full-time employees as of September 5, 2025. We also engage independent contractors to provide services to the Company, on an as-needed basis.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of Common Stock by the Selling Stockholders.

THE SELLING STOCKHOLDERS

References to a “Selling Stockholder” or the “Selling Stockholders” in this prospectus mean the entities listed in the table below, and the donees, transferees, assignees, successors, heirs, executors, administrators, legal representatives, pledgees and others who may later come to hold any of the Common Stock described in this prospectus as a result of a transfer not involving a public sale.

This prospectus relates to the possible resale by the Selling Stockholders of up to 4,171,907 shares of Common Stock and 5,781,636 shares Common Stock issuable upon the exercise of Pre-Funded Warrants. The Selling Stockholders may offer the shares of Common Stock for resale from time to time pursuant to this prospectus. Each of the Selling Stockholders may also sell, transfer or otherwise dispose of all or a portion of its shares of Common Stock in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those shares. Information about the Selling Stockholders may change over time.

We do not know when or in what amounts the Selling Stockholders may offer the shares of Common Stock for sale, and, other than as set forth herein, we currently have no agreements, arrangements or understandings with the Selling Stockholders regarding the sale or other disposition of any of the shares of Common Stock. Because the Selling Stockholders may offer all, some or none of the shares pursuant to the offering, no definitive estimate as to the number of shares that will be held by the Selling Stockholders after the offering can be provided. Except for the ownership of the Notes and the Warrants, the Selling Stockholders have not had any material relationship with us within the past three years.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of Common Stock and the right to acquire such voting or investment power within 60 days through the exercise of any option, warrant or other right. The following table sets forth, as of the date of this prospectus, the names of the Selling Stockholders, the number of shares of Common Stock that the Selling Stockholders may offer pursuant to this prospectus and the number of shares of Common Stock owned by the Selling Stockholders before and after the offering. Solely for purposes of the table below, we have assumed that the Selling Stockholders will sell all of the shares of Common Stock that the Selling Stockholders currently hold and will make no other purchases or sales of Common Stock. The table further assumes that there are no beneficial ownership limitations on the exercise of the Pre-Funded Warrants. For more information regarding the beneficial ownership limitations, see “Recent Developments.” The percentages below also assume the full exercise of the Pre-Funded Warrants and that accordingly, 25,573,702 shares of Common Stock are outstanding as of September 5, 2025.

	Shares of Common Stock Beneficially Owned Prior to the Offering of the Selling Stockholders Shares	Maximum Number of Shares To Be Sold in the Offering of the Selling Stockholders(*)	Shares of Common Stock Beneficially Owned After the Offering of the Selling Stockholders Shares(*)
Name of Selling Stockholders	Number	Shares	Number	Percentage
Alyeska Master Fund, LP (1)	1,480,000	1,480,000	0	0%
Andrew Kershner (2)	917,899	120,600	797,299	3.1%
Entities Affiliated with Weiss Asset Management LP (3)	600,000	600,000	0	0%
Citadel CEMF Investments Ltd (4)	800,000	800,000	0	0%
CVI Investments, Inc. (5)	1,400,000	1,400,000	0	0%
Hypersphere Atlas Master Fund Ltd (6)	224,821	224,821	0	0%
Ken Liu (7)	280,000	280,000	0	0%
Maven11 Blockchain Venture Fund 2 LP (8)	1,752,069	1,752,069	0	0%
North Commerce Parkway Capital LP (9)	480,000	480,000	0	0%
Polar Multi-Strategy Master Fund (10)	1,000,000	1,000,000	0	0%
Entities Managed by Room40 Capital LLC (11)	580,053	580,053	0	0%
RK Trading LLC (12)	480,000	480,000	0	0%
Robert P Chalmers (13)	20,000	20,000	0	0%
Robert Leshner (14)	296,000	296,000	0	0%
Shay Capital LLC (15)	120,000	120,000	0	0%
Third Eye Offshore Ltd (16)	80,000	80,000	0	0%
TQ Master Fund LP (17)	240,000	240,000	0	0%
	10,750,842	9,953,543	797,299	3.1%

(*)	The Company does not have the ability to control how many, if any, of the shares of Common Stock will be sold by the Selling Stockholders listed above. The table above assumes that the Selling Stockholders will sell all of the shares of Common Stock offered herein for purposes of determining how many shares of Common Stock each such Selling Stockholder will own after the offering off the shares of Common Stock and their applicable beneficial ownership percentage following the offering of the shares of Common Stock.

(1)	Includes (i) 619,816 shares of Common Stock and (ii) 860,184 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants. Alyeska Investment Group, L.P., the investment manager of Alyeska Master Fund, L.P. (“Alyeska”), has voting and investment control of the shares held by Alyeska. Anand Parekh is the Chief Executive Officer of Alyeska Investment Group, L.P. and may be deemed to be the beneficial owner of such shares. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by the Selling Securityholder. The address of record is Alyeska Master Fund, L.P. is at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street George Town, Grand Cayman, KY1-1104, Cayman Islands. Alyeska Investment Group, L.P. is located at 77 W. Wacker, Suite 700, Chicago IL 60601.

(2)	Includes (i) 750,805 shares of Common Stock and 70,094 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants held by Andrew Kershner and (ii) 97,000 shares of Common Stock held by Kershner Equities, LLC. Mr. Kersner may be deemed to be the beneficial of such shares. The address of record is 4514 Edgemont Dr, Austin, TX 78731.

(3)

Includes (i) 150,766 shares of Common Stock and 209,234 shares of Common Stock issuable upon the exercise of pre-funded warrants held directly by Brookdale Global Opportunity Fund (“BGO”) and (ii) 100,510 shares of Common Stock and 139,490 shares of Common Stock issuable upon the exercise of pre-funded warrants held directly by Brookdale International Partners, L.P. (“BIP”). Andrew Weiss is the Manager of WAM GP LLC, which is the general partner of Weiss Asset Management LP, the investment manager of BGO and BIP. WAM GP LLC is also the Manager of BIP GP LLC, the general partner of BIP. Mr. Weiss has voting and dispositive power with respect to the securities held by BGO and BIP. Mr. Weiss, WAM GP LLC, Weiss Asset Management LP and BIP GP LLC each disclaim beneficial ownership of the shares held by BGO and BIP, except to the extent of their respective pecuniary interests therein. The business address for the foregoing entities is c/o Weiss Asset Management, 222 Berkeley Street, 16th Floor, Boston, MA 02116.

(4)	Includes (i) 335,035 shares of Common Stock and (ii) 464,965 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants. The Pre-Funded Warrants held by Citadel CEMF Investments Ltd. prohibit the exercise thereof if, after giving effect to such exercise, the beneficial ownership of Citadel CEMF Investments Ltd., its affiliates and any person whose beneficial ownership would be attributable to such entities would exceed 9.99%. Citadel Advisors LLC is the portfolio manager of Citadel CEMF Investments Ltd. Citadel Advisors Holdings LP, or CAH, is the sole member of Citadel Advisors LLC. Citadel GP LLC, or CGP, is the general partner of CAH. Kenneth Griffin owns a controlling interest in CGP. Mr. Griffin, as the owner of a controlling interest in CGP, may be deemed to have shared power to vote or direct the vote of, and/or shared power to dispose or to direct the disposition over, the securities held by Citadel CEMF Investments Ltd. This disclosure is not and shall not be construed as an admission that Mr. Griffin or any of the Citadel-related entities listed above is the beneficial owner of any securities of the Company other than the securities actually owned by such person (if any). The address of record is c/o Citadel Enterprise Americas LLC, Southeast Financial Center, 200 S. Biscayne Blvd., Suite 3300, Miami, FL 33131.

(5)	Includes (i) 586,312 shares of Common Stock and (ii) 813,688 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants. Heights Capital Management, Inc., the authorized agent of CVI Investments, Inc. (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as President of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. The address of record is c/o P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands.

(6)	Includes (i) 94,153 shares of Common Stock and (ii) 130,668 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants. Pursuant to an Investment Management Agreement, Hypersphere Atlas Management Ltd. has voting and investment control over the shares held by Hypersphere Atlas Master Fund Ltd. The address of record is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, George Town, Grand Cayman KY1-1002, Cayman Islands.

(7)	Includes (i) 117,262 shares of Common Stock and (ii) 162,738 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants. The address of record is 640 Arbolada Drive, Arcadia, CA 91006.

(8)	Includes (i) 737,184 shares of Common Stock and (ii) 1,014,885 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants. Pursuant to a management agreement, Maven 11 Global (“M11 Global”), as investment manager, is appointed by Maven 11 GP BVF 2 (“M11 GP 2”), the general partner of Maven 11 Blockchain Venture Fund 2 LP (“M11 BVF 2”). M11 Global has discretionary authority to vote and dispose of the shares held by M11 BVF 2. Joost van der Plas and Balder Bomans own a controlling interest in M11 Global, may be deemed to have shared power to vote or direct the vote of and/or shared power to dispose or to direct the disposition over, the securities held by M11 BVF 2. This disclosure is not and shall not be constructed as an admission that Mr. van der Plas, Mr. Bomans or any of the Maven 11-related entities are the beneficial owner of any securities of the Company other than securities actually owned by such person (if any). The address of record is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands.

(9)	Includes (i) 201,021 shares of Common Stock and (ii) 278,979 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants. Jordan Abisch has investment and dispositive power over the shares of Common Stock held by RK Trading I LLC and may be deemed to beneficially own such securities. Mr. Abisch disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.. The address of record is 2500 Weston Road, Suite 211, Weston, FL 33331.

(10)	Includes (i) 418,794 shares of Common Stock and (ii) 581,206 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants. Polar Multi-Strategy Master Fund (the “Polar Fund”) is under management by Polar Asset Management Partners Inc. (“PAMPI”). PAMPI serves as Investment Advisor to the Polar Fund and has control and discretion over the shares held by the Polar Fund. As such, PAMPI may be deemed the beneficial owner of the shares held by the Polar Fund. PAMPI disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest therein. The address of record of the Polar Fund is c/o Polar Asset Management Partners Inc., 16 York Street, Suite 2900, Toronto, Ontario M5J OE6, Canada.

(11)	Includes (i) 148,300 shares of Common Stock and 205,814 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants, held by Room40 Capital Partners Master LP, and (ii) 94,621 shares of Common Stock and 131,315 Pre-Funded Warrants, held by Rucker Park Capital Fund, LP. Paul Yablon, managing partner of Room40 Capital LLC, the investment advisor to Room40 Capital Partners Master LP, has voting and investment control over the shares held by that entity and may be deemed the beneficial owner of such shares. Wesley Tang-Wymer, manager of Room40 Management LLC, the investment advisor to Rucker Park Capital Fund, LP and a relying advisor of Room40 Capital LLC, has voting and investment control over the shares held by that entity and may be deemed the beneficial owner of such shares. The address of record for each of the foregoing is 30 W. 24th Street, Floor 10, New York, NY 10010. Each of the foregoing persons and entities disclaims beneficial ownership of the securities except to the extent of their pecuniary interest therein.

(12)	Includes (i) 201,021 shares of Common Stock and (ii) 278,979 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants. Jordan Abisch has investment and dispositive power over the shares of Common Stock held by RK Trading I LLC and may be deemed to beneficially own such securities. Mr. Abisch disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The address of record is 2500 Weston Road, Suite 211, Weston, FL 33331.

(13)	Includes (i) 8,375 shares of Common Stock and (ii) 11,625 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants. The address of record is 910 Lugo Avenue, Coral Gables, FL 33156.

(14)	Includes (i) 123,963 shares of Common Stock and (ii) 172,037 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants. The address of record is PO Box 1691, Bridgehampton, NY 11932.

(15)	Includes (i) 50,255 shares of Common Stock and (ii) 69,745 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants. Shay Capital Holdings LLC is the manager of Shay Capital LLC. The address of record is 280 Park Avenue, 5th Floor West, New York, NY 10017.

(16)	Includes (i) 33,503 shares of Common Stock and (ii) 46,497 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants. The address of record is 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(17)	Includes (i) 100,510 shares of Common Stock and (ii) 139,490 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants. The Quarry LP, the investment manager of TQ Master Fund LP (“TQ Master Fund”), has voting and investment control of the shares held by TQ Master Fund. Peter Bremberg, the Chief Investment Officer of The Quarry LP may be deemed to be the beneficial owner of such shares. Mr. Bremberg, however, disclaim any beneficial ownership of the shares held by TQ Master Fund. The registered address is c/o The Quarry LP, 331 Park Avenue South, 3rd Floor, New York, NY, 10010.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board after considering our financial condition, results of operations, capital requirements, business prospects and other factors our Board deems relevant, and subject to the restrictions contained in any future financing instruments.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names, ages and titles of our directors, executive officers and key personnel:

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and directors as of the date hereof.

Name	Age	Position
Joseph Onorati	42	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)
Fei (John) Han	38	Chief Financial Officer (CFO) (Principal Financial Officer/Principal Accounting Officer)
Parker White	31	Chief Operating Officer and Chief Investment Officer
Blake Janover	42	Chief Commercial Officer and Director
William Caragol	58	Independent Director
Marco Santori	42	Independent Director
Zachary Tai	37	Independent Director

Executive Officers

Joseph Onorati was appointed the Chief Executive Officer and Chairman of the Board of Directors of the Company on April 4, 2025. Mr. Onorati served as chief strategy officer at Kraken Digital Asset Exchange, working at Kraken from 2016 to 2024. Previously, he was at CaVirtEx, the first Bitcoin exchange in Canada, from 2013 to 2015 where he was appointed as interim CEO, until he sold the company to Coinsetter, which was later acquired by Kraken. With a master’s degree in economics, with a focus on monetary theory, and a background in public policy, think tanks and advisory roles for crypto companies, he’s been a DeFi yield farmer since 2020.

Fei (John) Han was appointed Chief Financial Officer of the Company on April 17, 2025. Mr. Han brings over 15 years of experience across traditional finance and crypto, with a track record of leadership at some of the crypto industry’s most recognized institutions. Most recently, he served as CFO at blockchain-company Provable, and prior to that, held multiple senior roles at Binance including Vice President of Finance and Head of Finance for Europe, the Middle East, Africa, LATAM, and Canada. Earlier in his career, he led Strategic Finance at Kraken, where he worked closely with Mr. White and Mr. Onorati and played a key role in scaling the business during a period of rapid growth. Mr. Han began his career in equity research at Goldman Sachs and later served as an investor at Nezu Asia Capital and Driehaus Capital.

Parker White was appointed the Chief Operating Officer and Chief Investment Officer of the Company on April 4, 2025. Mr. White served as an Engineering Director at Kraken Digital Asset Exchange from December 2018 to March 2025. He also ran a Solana validator with $75 million in delegated stake, which was recently sold to the Company in an Asset Purchase Agreement. Earlier in his career, Mr. White served as the Director of Research and Trading for TCG Advisors, a $2 billion institutional asset manager, from May 2014 to December 2018. After receiving his CFA, Mr. White entered the Crypto space in 2017, running an algo trading startup throughout 2018. Mr. White has been active in Solana since 2021, has been an angel investor in Crypto since 2020, and sits on the Advisor Board at TVP for the Bitcoin Venture Fund Series (BVF 1 & BVF 2).

Blake Janover was appointed the Chief Commercial Officer and Director of the Company on April 4, 2025. Mr. Janover is the Founder and former Chairman and CEO of the Company. He currently has more than 15 years of experience as an entrepreneur and a history of running multiple businesses relating to multifamily and commercial property finance, business financing, real estate, technology, consulting, and management and marketing services. Before founding the Company in November 2018, from 2004 to 2019, Mr. Janover served as a consultant on various real estate projects, such as multifamily and commercial real estate finance projects, as well as a partner in a large apartment development in Miami. Having overseen underwriting, origination, and advisory on commercial, multifamily, and residential real estate loans, Mr. Janover is uniquely suited to operate Janover’s software, AI and proptech business lines. Mr. Janover was an Official Member of the Forbes Real Estate Council, an On Deck Proptech and Scale Fellow, graduated the Harvard Business School’s Owner/President Management Program (OPM) 60 cohort in November 2023, he is an Entrepreneur in Residence at Florida Atlantic University, and is a NATSEC Fellow at the National War College Alumni Association. Mr. Janover also serves on the Board of Directors of Soulpower Acquisition Corp (NYSE: SOUL).

Directors

Joseph Onorati — please see above.

Blake Janover — please see above.

William Caragol was appointed to the Board of the Company effective July 24, 2023. Mr. Caragol is the Chief Financial Officer of Mainz Biomed, N.V. (NASDAQ: MYNZ) since July of 2021. From 2018 to the present, Mr. Caragol has also been Managing Director of Quidem LLC, a corporate advisory firm. Since 2015, Mr. Caragol has been Chairman of the Board of Thermomedics, Inc., a medical diagnostic equipment company and he served on the board of directors of Greenbox POS (NASDAQ: GBOX) from 2021 to April 2023. Since November 2021 Mr. Caragol has also served as the Chief Operating Officer of Iron Horse Acquisitions Corp. (NASDAQ: IROH). Mr. Caragol, since July 2021, is also on the Board of Directors of Worksport Ltd. (Nasdaq: WKSP), an emerging company in the electric vehicle and alternative energy sector. Mr. Caragol earned a B.S. in business administration and accounting from Washington and Lee University and is a member of the American Institute of Certified Public Accountants.

Marco Santori was appointed to the Board of the Company effective April 4, 2025. Mr. Santori formerly held roles as Chief Legal Officer at Kraken, President of Blockchain.com, Partner at Cooley, Fintech Advisor to the International Monetary Fund, and inventor of the SAFT Framework. One of the earliest attorneys operating in Crypto, Mr. Santori is one of the first lawyers in Crypto who used his practice to find a way to work with Crypto, not against it.

Zachary Tai was appointed to the Board of the Company effective April 4, 2025. Mr. Tai most recently held a role as VP of Operations & Strategy at Everclear, a blockchain infrastructure protocol, overseeing broader finance, legal, operations, and strategy functions. Prior to that, Mr. Tai spent over 4 years as a Director of Strategy and Business Operations at Kraken, spearheading various corporate strategy and scaling initiatives. Prior to Kraken, Mr. Tai held several roles in private equity, including 5 years at Cerberus Capital Management focused on frontier and emerging market investments, often residing across a wide array of developing markets.

Committees

The Audit Committee is composed of Mr. Santori, Mr. Caragol and Mr. Tai. The Compensation Committee is composed of Mr. Caragol and Mr. Tai. The Nominating and Corporate Governance Committee is composed of Mr. Santori and Mr. Tai and Mr. Caragol.

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees and consultants, including our executive officers. Our Board or an authorized committee thereof is responsible for approving equity grants.

On April 9, 2025, the Board approved an amendment to the Company’s 2023 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder to 3,500,000 shares. Stockholders approved the amendment effective June 22, 2025.

Outstanding equity awards at the date hereof

	Option awards					Stock awards
Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units that have not vested	Equity incentive plan awards: Number of shares or units of stock that have not vested (#)	Award expiration date
Joseph Onorati – CEO (PEO)	301,980	—	—	$3.91	04/09/35	—	$—	—	—
Fei (John) Han – CFO (PFO)	180,985	—	—	$3.91	04/09/35	—	$—	—	—
Parker White – COO, CIO	191,989	—	—	$3.91	04/09/35	—	$—	—	—
Blake Janover – CCO	—	—	—	$—	—	70,000	$512,100	10,000	1/1/2029
William Caragol	175,000			$2.67	2/10/35 & 7/24/35	21,875	$160,031	3,125	1/1/2029
Marco Satori	—	—	—	$—	—	—	$—	—	—
Zachary Tai	—	—	—	$—	—	7,000	$51,210	1,000	1/1/2029

Option and RSUs Awards

In April 2025, the Company granted stock options and restricted stock units (“RSUs”) under the Company’s 2023 Equity Incentive Plan to the Directors, Executive Officers and certain key employees of the Company as a retention and incentive mechanism to attract and retain top talent in a competitive market, as described below.

Except for the RSUs held by Marco Santori, which will vest immediately, one-fourth (1/4th) of the RSUs and stock options held by each beneficiary will vest on the one year anniversary of the grant date, and thereafter, 1/36th of the RSUs and stock options held by each beneficiary will be scheduled to vest on each of the 36 consecutive monthly vesting dates that occur after the first vesting date, in each case subject to the beneficiary continuing to be an employee or service provider of the Company through the applicable vesting date.

Name	Title	Equity Award	Exercise Price
Joseph Onorati	Chief Executive Officer and Chairman	301,980 options	$3.91
Fei (John) Han	Chief Financial Officer	180,985 options	$3.91
Parker White	Chief Operating Officer and Chief Investment Officer	191,989 options	$3.91
Blake Janover	Chief Commercial Officer and Director	70,000 RSUs	$—
Marco Santori	Director	70,000 RSUs	$—
William Caragol	Director	21,875 RSUs	$—
Zachary Tai	Director	9,500 RSUs	$—
Bruce Rosenbloom	Employee	35,000 options	$3.91

In May 2025, the Company entered into an employment agreement with Bruce Rosenbloom. Pursuant to the employment agreement, the Company granted Mr. Rosenbloom a RSU award for 70,000 shares of Common Stock pursuant to the terms of a RSU grant notice and form award agreement. The RSUs will vest consistent with the terms described above.

In July 2025, the Company granted 2,500 RSUs under the Company’s 2023 Equity Incentive Plan to Zachary Tai in consideration of his continued Board service. The RSUs vested immediately upon grant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock as of September 5, 2025, for (i) each of our named executive officers and directors, (ii) all of our named executive officers and directors as a group, and (iii) each other stockholder known by us to be the beneficial owner of more than 5% of our outstanding Common Stock.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares that such person or any member of such group has the right to acquire within sixty (60) days. For purposes of computing the percentage of outstanding shares of our Common Stock held by each person or group of persons named above, any shares that such person or persons have the right to acquire within sixty (60) days of September 5, 2025, are deemed to be outstanding for such person, but not deemed to be outstanding to compute the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o DeFi Development Corp., 6401 Congress Avenue, Suite 250, Boca Raton, Florida 33487.

	Common Stock				Series A Preferred Stock		Voting
Name of Beneficial Owner	Shares		%(1)		Shares	%(2)	Power
Officers and Directors
Joseph Onorati, Chairman and Chief Executive Officer(3)	2,216,137		8.67%		4,500	45.00%	37.60%
Fei (John) Han, Chief Financial Officer(4)	—		*	%	1,000	10.00%	7.96%
Parker White, Chief Operating Officer and Chief Investment Officer(5)	3,489,171		13.64%		4,500	45.00%	38.61%
Blake Janover, Chief Commercial Officer and Director	8,281	(6)	*	%	—	—	—
William Caragol, Director	30,625	(7)	*	%	—	—	—
Marco Santori, Director	70,000	(8)	*	%	—	—	—
Zachary Tai, Director	2,500	(9)	*	%	—	—	—
All executive officers and directors (7 persons)	5,816,714		22.74%		10,000	100.00%	84.27%

5% or more Shareholders
Defi Dev LLC	2,884,287	(10)	11.28%		5,500	55.00%	46.10%
3277447 Nova Scotia Ltd.	2,216,137	(11)	8.67%		4,500	45.00%	37.60%

*	Less than 1%

(1)	Based on 25,573,702 shares of Common Stock outstanding as of September 5, 2025.

(2)	Based on 10,000 shares of Series A Preferred Stock outstanding as of September 5, 2025. Each share of Series A Preferred Stock is entitled to 10,000 votes per share on all matters entitled to be voted upon by the Common Stock unless otherwise prohibited by law.

(3)	Consists of 2,216,137 shares of Common Stock held by 3277447 Nova Scotia Ltd, of which Mr. Onorati is the president and director and does not include 301,980 shares of Common Stock issuable pursuant to a qualified stock option granted to Mr. Onorati under the Company’s 2023 Equity Incentive Plan (“2023 Plan”) on April 9, 2025, for $3.91 per share. The stock option grant will vest over a period of four years. The shares of Series A Preferred Stock are held by 3277447 Nova Scotia Ltd, of which Mr. Onorati is the president and director.

(4)	Does not include 180,985 shares issuable pursuant to a qualified stock option granted to Mr. Han under the 2023 Plan on April 9, 2025, for $3.91 per share. The stock option grant will vest over a period of four years. The shares of Series A Preferred Stock are held by DeFi Dev LLC of which Mr. Han is a member. Mr. Han may be deemed to share beneficial ownership of the shares of Common Stock held of record by the DeFi Dev LLC. However, Mr. Han disclaims any beneficial ownership of the reported shares, other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(5)	Consists of 3,489,171 shares of Common Stock, of which 604,884 shares are held by SolSync Solutions Partnership of which Mr. White is the sole partner and 2,884,287 shares are held by DeFi Dev LLC of which Mr. White serves as manager and does not include 191,989 shares of Common Stock issuable upon pursuant to a qualified stock option granted to Mr. White under the Company’s 2023 Plan on April 9, 2025, for $3.91 per share. The stock option grant will vest over a period of four years. The shares of Series A Preferred Stock are held by DeFi Dev LLC, of which Mr. White is the manager.

(6)	Consists of 8,281 shares of Common Stock and does not include 70,000 shares of Common Stock issuable upon the vesting of RSUs granted to Mr. Janover under the Company’s 2023 Plan on April 9, 2025. The RSU grant will vest over a period of four years.

(7)	Consists of 30,625 shares of Common Stock, which does not include (i) 87,500 shares of Common Stock issuable upon pursuant to a non-qualified stock option granted to Mr. Caragol under the Company’s 2023 Plan on July 24, 2023, for $4.57 per share, (ii) 87,500 shares of Common Stock issuable upon pursuant to a non-qualified stock option granted to Mr. Caragol under the Company’s 2023 Plan on February 10, 2025, for $0.76 per share and (iii) 21,875 shares of Common Stock issuable upon the vesting of RSUs granted to Mr. Caragol under the Company’s 2023 Plan on April 9, 2025. The stock option and RSU grants will vest over a period of four years.

(8)	Consists of 70,000 shares of Common Stock which were issued upon the vesting of RSUs granted to Mr. Santori under the Company’s 2023 Plan on April 9, 2025. The RSU grant vested upon the April 9, 2025 issuance. Mr. Santori may be deemed to share beneficial ownership of the shares of Common Stock held of record by the DeFi Dev LLC. However, Mr. Santori disclaims any beneficial ownership of the reported shares, other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(9)	Does not include 7,000 shares of Common Stock issuable upon the vesting of RSUs granted to Mr. Tai under the Company’s 2023 Plan on April 9, 2025. The RSU grant will vest over a period of four years.

(10)	As of April 4, 2025, based on information provided in a Schedule 13D filed April 8, 2025. DeFi Dev LLC listed its address as 1530 P B Ln W5205, Wichita Falls, TX 76302. DeFi Dev is a manager-managed limited liability company, with Parker White serving as manager.

(11)	As of April 4, 2025, based on information provided in a Schedule 13D filed April 8, 2025. 3277447 Nova Scotia Ltd. listed its address as Box 287, Port Williams, Nova Scotia, B0P1T0, Canada. Joseph Onorati is the president and director of 3277447 Nova Scotia Ltd.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes some of the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you and is subject to and qualified in its entirety by reference to our amended and restated certificate of incorporation, as amended (“Certificate of Incorporation”) and amended and restated bylaws (“Bylaws”), which are filed as exhibits to our most recent Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our Certificate of Incorporation and Bylaws for additional information.

As of the date of this prospectus, our total authorized capital stock was 100,000,000 shares of Common Stock, $0.00001 par value per share, and 10,000,000 shares of preferred stock, $0.00001 par value per share, of which 10,000 have been designated Series A Preferred Stock.

As of September 5, 2025, there were (a) 25,573,702 shares of our Common Stock are issued and outstanding held by approximately 2,564 holders of record; and (b) 10,000 shares of our Series A Preferred Stock are issued and outstanding, held by Mr. Joseph Onorati, our Chief Executive Officer and Chairman, Mr. Parker White, our Chief Operating Officer and Chief Investment Officer, and Mr. Fei (John) Han, our Chief Financial Officer.

Common Stock

Holders of shares of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends if any, as may be declared from time to time by our Board out of funds legally available for dividend payments. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon completion of this offering will be, upon receipt of the payment therefor as described in this prospectus, fully paid and nonassessable. The holders of Common Stock have no preferences or rights of cumulative voting, conversion, pre-emptive or other subscription rights. There are no redemption or sinking fund provisions applicable to our Common Stock. In the event of any liquidation, dissolution or winding up of our affairs, holders of shares of Common Stock will be entitled to share ratably in any of our assets remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of “blank check” preferred stock. Our Board has the authority, without further stockholder authorization, to issue from time-to-time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. Although we have no present plans to issue additional shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of Common Stock, and could adversely affect the rights and powers, including voting rights, of our Common Stock, and could have the effect of delaying, deterring or preventing a change of control of us or an unsolicited acquisition proposal.

Series A Preferred Stock

Pursuant to the Series A Certificate of Designation filed with the Secretary of State of Delaware on January 3, 2022, we are authorized to issue up to 100,000 shares of Series A Preferred Stock with a stated value of $0.00001 per share.

Each share of Series A Preferred Stock is entitled to 10,000 votes. The holders of shares of Preferred Stock are entitled to vote on all matters on which our Common Stock shall be entitled to vote unless prohibited by law or as set forth in the Certificate of Designation.

The holders of the Series A Preferred Stock are not entitled to dividends. Upon the event of liquidation, dissolution or winding up of the Company, voluntary or involuntary, the holders of our Series A Preferred Stock would be entitled to receive the initial stated value of our preferred stock.

If any shares of Series A Preferred Stock shall be converted, redeemed or reacquired by the Company, such shares shall resume the status of authorized but unissued shares of preferred stock.

As of the date of this prospectus, there were 10,000 shares of Series A Preferred Stock issued and outstanding, all of which are held by Mr. Joseph Onorati, our Chief Executive Officer and Chairman, Mr. Parker White, our Chief Operating Officer and Chief Investment Officer, and Mr. Fei (John) Han, our Chief Financial Officer.

Delaware Anti-Takeover Statutes

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder unless the interested stockholder attained such status with the approval of our Board or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Choice of Forum

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder, including a beneficial owner, to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any officer, director, or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the DGCL or our Certificate of Incorporation or our bylaws, or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act of 1933, as amended, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Although our Certificate of Incorporation contains the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees, or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Authorized but Unissued Shares

The authorized but unissued shares of our Common Stock or preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of any exchange on which our shares are listed. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock could make it more difficult or discourage an attempt to obtain control of us through a proxy contest, tender offer, merger or otherwise.

Election of Directors by Plurality of Shares, Vacancies

Our Bylaws provide for the election of directors by a plurality of votes cast by the shares present in person or by proxy at a meeting of the stockholders and entitled to vote thereon, subject to a quorum being present at such meeting. There is no cumulative voting; therefore, directors may be elected with a vote of holders of less than a majority of the outstanding Common Stock.

Our Bylaws also provide that vacancies occurring on our Board may be filled by the affirmative votes of a majority of the remaining members of our Board or by the sole remaining director, and not by our stockholders. Such provisions in our corporate organizational documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management or hinder efforts to acquire a controlling interest in us. The inability to make changes to our Board could prevent or discourage an attempt to take control of the Company through a proxy contest, tender offer, merger or otherwise.

Special Meeting of Stockholders, Advance Notice Requirements for Stockholder Proposals and Director Nominations, Stockholder Action

Our Bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our Board. Stockholders at a special meeting may only consider matters set forth in the notice of the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Amendments

Our Bylaws may be amended or repealed by a majority vote of our Board or the affirmative vote of the holders of at least a majority of the votes that all our stockholders would be entitled to cast in any election of Directors.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Colonial Stock Transfer Company, Inc. The address for Colonial Stock Transfer Company, Inc. is 7840 S 700 E, Sandy, Utah 84070, and the telephone number is (801) 355-5740.

PLAN OF DISTRIBUTION

The Selling Stockholders, which as used in this prospectus includes donees, pledgees, transferees or other successors-in-interest selling our Common Stock received after the date of this prospectus from a Selling Stockholder as a gift, pledge, distribution or other transfer not involving a sale, may sell the applicable securities offered by this prospectus from time to time in one or more transactions, including without limitation:

●	directly to one or more purchasers;

●	through agents;

●	to or through underwriters, brokers or dealers;

●	through a combination of any of these methods; or

●	any other method permitted pursuant to applicable law.

In addition, the manner in which the Selling Stockholders may sell some or all of the securities covered by this prospectus includes, without limitation, through:

●	The Nasdaq Capital Market, in the over-the-counter market or on any other national securities exchange on which our securities are listed or traded;

●	one or more underwritten offerings;

●	block trades in which a broker-dealer will attempt to sell the securities as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

●	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

●	ordinary brokerage transactions (at customary brokerage commissions, unless set forth otherwise in a prospectus supplement) and transactions in which a broker-dealer solicits purchasers;

●	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

●	privately negotiated transactions, which may include a block trade;

●	settlement of short sales;

●	transactions through broker-dealers to sell a specified number of such securities at a stipulated price per security;

●	“at the market” or through market makers or into an existing market for the securities;

●	a distribution in accordance with the rules of the applicable securities exchange;

●	through trading plans entered into by a Selling Stockholder pursuant to Rule 10b5-1 under the Exchange Act that are in place at the time of an offering pursuant to this prospectus and, if applicable, any prospectus supplement hereto that provide for periodic sales of securities on the basis of parameters described in such trading plans;

●	a combination of any such methods of distribution; or

●	any other method permitted pursuant to applicable law.

A Selling Stockholder that is an entity may elect to make a distribution of shares of Common Stock covered by this prospectus to its members, partners or stockholders. In such events, we may file a prospectus supplement to the extent required by law in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution. The Selling Stockholders may also sell Common Stock under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus. There can be no assurance that the Selling Stockholders will sell any or all of the shares of Common Stock registered pursuant to the registration statement of which this prospectus forms a part. The Selling Stockholders may also transfer shares of our Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders may also enter into derivative or hedging transactions. For example, the Selling Stockholders may:

●	enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the Common Stock pursuant to this prospectus, in which case such broker-dealer or affiliate may use shares of Common Stock received from us or one or more of the Selling Stockholders to close out its short positions;

●	sell securities short and redeliver such shares to close out our or one or more of the Selling Stockholders’ short positions;

●	enter into option or other types of transactions that require us or one or more of the Selling Stockholders to deliver Common Stock to a broker-dealer or an affiliate thereof, who will then resell or transfer the Common Stock under this prospectus; or

●	loan or pledge the Common Stock to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus.

In addition, the Selling Stockholders may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell the applicable securities covered by and pursuant to this prospectus and an applicable prospectus supplement. If so, the third party may use securities borrowed from us or one or more Selling Stockholders or others to settle such sales and may use securities received from us or one or more Selling Stockholders to close out any related short positions. We or the Selling Stockholders may also loan or pledge securities covered by this prospectus and an applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement.

One or more of the Selling Stockholders may, from time to time, pledge or grant a security interest in shares of our Common Stock beneficially held by it and, if such Selling Stockholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell such shares of Common Stock from time to time, under this prospectus, or under an amendment or supplement to this prospectus amending the list of the Selling Stockholders to include the pledgee, transferee or other successors-in-interest as the Selling Stockholder under this prospectus.

The offer and sale of the securities described in this prospectus by the Selling Stockholders, the underwriters or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

●	at a fixed price or prices, which may be changed;

●	at market prices prevailing at the time of sale;

●	at prices related to the prevailing market prices; or

●	at negotiated prices.

The aggregate proceeds to the Selling Stockholders from the sale of shares of our Common Stock offered by them will be the purchase price of such shares of our Common Stock less discounts or commissions, if any. The Selling Stockholders each reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares of our Common Stock to be made directly or through agents.

We will not receive any of the proceeds from any offering by a Selling Stockholder. We will bear all fees and costs relating to all of the securities being registered under the registration statement of which this prospectus forms a part.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

Underwriting Compensation

Any public offering price and any fees, discounts, commissions, concessions or other items constituting compensation allowed or reallowed or paid to underwriters, dealers or agents may be changed from time to time. The Selling Stockholders and any underwriters, dealers and agents and remarketing firms that participate in the distribution of the offered securities may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts or commissions that such underwriters, dealers and agents and remarketing firms receive and any profits they receive on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities in the market and to the activities of the Selling Stockholders and their respective affiliates. We will identify any underwriters, agents or dealers and describe their fees, commissions or discounts in the applicable prospectus supplement.

Underwriters and Agents

If underwriters are used in a sale, they will acquire the offered securities for their own account. The underwriters may resell the offered securities in one or more transactions, including negotiated transactions. These sales may be made at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market price or at negotiated prices. The Selling Stockholders may offer the securities to the public either through an underwriting syndicate represented by one or more managing underwriters or through one or more underwriter(s). The underwriters in any particular offering will be identified in the applicable prospectus supplement.

Unless otherwise specified in connection with any particular offering of securities, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions contained in an underwriting agreement that the one or more of the Selling Stockholders, will enter into with the underwriters at the time of the sale to them. The underwriters will be obligated to purchase all of the securities of the series offered if any of the securities are purchased, unless otherwise specified in connection with any particular offering of securities. Any initial offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.

Securities may be sold directly by us or the Selling Stockholders or through agents designated by us or one or more of the Selling Stockholders from time to time. Any agent involved in the offer or sale constituting a distribution of the securities in respect of which this prospectus and, if applicable, a prospectus supplement is delivered will be named, and any commissions payable by us or the Selling Stockholders to such agent will be set forth, in such prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

We will make copies of this prospectus available to the Selling Stockholders and any broker-dealer acting on behalf of such Selling Stockholders and are informing the Selling Stockholders of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

Dealers

The Selling Stockholders may sell the offered securities to dealers as principals. The Selling Stockholders may negotiate and pay dealers’ commissions, discounts or concessions for their services. The dealer may then resell such securities to the public either at varying prices to be determined by the dealer or at a fixed offering price agreed to with us or one or more of the Selling Stockholders at the time of resale. Dealers engaged by us or the Selling Stockholders may allow other dealers to participate in resales.

Direct Sales

The Selling Stockholders may choose to sell the offered securities directly to multiple purchasers or a single purchaser. In this case, no underwriters or agents would be involved.

Indemnification; Other Relationships

We or the Selling Stockholders may agree to indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act and to make contribution to them in connection with those liabilities. Underwriters, dealers and agents, and their affiliates, may engage in transactions with, or perform services for us, and our affiliates, in the ordinary course of business, including commercial banking transactions and services.

Market Making, Stabilization and Other Transactions

If the offered securities are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors. While it is possible that an underwriter could inform us that it intends to make a market in the offered securities, such underwriter would not be obligated to do so, and any such market-making could be discontinued at any time without notice. Therefore, no assurance can be given as to whether an active trading market will develop for the offered securities. We have no current plans for listing of the preferred stock on any securities exchange or quotation system; any such listing with respect to any preferred stock will be described in the applicable prospectus supplement.

Underwriters may purchase and sell shares of our Common Stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Common Stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the Common Stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of Common Stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress for the purpose of pegging, fixing or maintaining the price of the securities.

In connection with any offering, the underwriters may also engage in penalty bids. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

LEGAL MATTERS

The validity of the issuance of the securities offered hereby will be passed upon for us by Perkins Coie LLP, Seattle, Washington.

EXPERTS

Our former independent registered public accounting firm, dbbmckennon (“dbb”), audited our consolidated financial statements for the years ended December 31, 2024 and 2023. We have included our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on the reports of dbb, given their authority as experts in accounting and auditing.

CHANGES IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On April 21, 2025, the audit committee of our board of directors (the “Audit Committee”) accepted the resignation of dbb as our independent registered public accounting firm, effective immediately. dbb’s resignation was due to the specific subject matter expertise required to audit the Company’s new business strategy and crypto treasury (Solana) related assets.

dbb’s reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2024 and December 31, 2023 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2024 and 2023, there were: (i) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions between the Company and dbb on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to dbb’s satisfaction, would have caused dbb to make reference thereto in its reports; and (ii) no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K.

On April 21, 2025, Wolf & Company, P.C. (“Wolf & Company”) was approved as the independent registered public accounting firm for the fiscal year ending December 31, 2025.

During the fiscal years ended December 31, 2024 and December 31, 2023, neither the Company nor anyone on its behalf has consulted with Wolf & Company regarding: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Wolf & Company concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions; or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is part of the registration statement on Form S-1 that we filed with the SEC under the Securities Act and does not contain all of the information set forth in the registration statement. Whenever a reference is made in this prospectus to any of our contracts, agreements or other documents, the reference may not be complete, and you should refer to the exhibits that are part of the registration statement or the exhibits to the reports or other document incorporated into this prospectus for a copy of such contract agreement or other document. Because we are subject to the information and reporting requirements under the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings with the SEC are available to the public over the SEC’s website at www.sec.gov. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can also be accessed free of charge on our website. at https://defidevcorp.com. Information contained on or accessible through our website is not a part of this prospectus and is not incorporated by reference herein, and the inclusion of our website address in this prospectus is an inactive textual reference only.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference into this prospectus is deemed to be part of this prospectus, and any information filed with the SEC after the date of this prospectus will automatically be deemed to update and supersede information contained in this prospectus and any accompanying prospectus supplement.

The following documents previously filed with the SEC are incorporated by reference in this prospectus:

●	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 27, 2025 and Amendment No.1 to the Annual Report on Form 10-K/A, filed with the SEC on May 16, 2025;

●	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the SEC on May 14, 2025 and for the quarter ended June 30, 2025, filed with the SEC on August 14, 2025;

●	Our Current Reports on Form 8-K filed with the SEC on April 7, 2025, April 10, 2025, April 15, 2025, April 23, 2025, April 24, 2025, May 5, 2025, May 5, 2025, May 9, 2025, May 20, 2025, May 21, 2025, June 3, 2025, June 5, 2025, June 12, 2025, July 7, 2025, July 8, 2025, July 14, 2025, July 17, 2025, July 21, 2025, July 29, 2025, July 31, 2025, August 4, 2025, August 12, 2025, August 26, 2025 and August 28, 2025 and the amendment to our Current Report on Form 8-K/A filed with the SEC on July 22, 2025, in each case, to the extent the information in such report is filed and not furnished; and

●	The description of our Common Stock, which is contained in a registration statement on Form 8-A filed with the SEC on July 19, 2023, under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

All filings filed by us pursuant to the Exchange Act after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus.

We also incorporate by reference all additional documents that we file with the SEC under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the securities covered by this prospectus. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, and we will provide you with, a copy of these filings, at no cost, by calling us at (561) 559-4111 or by writing to us at the following address:

DeFi Development Corp.
6401 Congress Avenue, Suite 250
Boca Raton, FL 33487
Attn: Fei (John) Han, Chief Financial Officer

Up to 9,953,543 Shares of Common Stock Offered by Selling Stockholders

DeFi Development Corp.

PROSPECTUS

, 2025

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by the registrant. All of such fees and expenses, except for the Securities and Exchange Commission (“SEC”) registration fee are estimated:

SEC registration fee	$23,605.02
FINRA filing fee	$—
Legal fees and expenses	$75,000.00
Printing fees and expenses	$3,000.00
Accounting fees and expenses	$15,000.00
Transfer agent fees and expenses	$1,500.00
Miscellaneous fees and expenses	$—
Total	$118,105.02

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Company Law of the State of Delaware (“DGCL”) permits a Company to eliminate the personal liability of directors of a Company to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our Amended and Restated Certificate of Incorporation provides that no director of the Company shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a Company has the power to indemnify a director, officer, employee, or agent of the Company, or a person serving at the request of the Company for another Company, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the Company, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

If a claim is not paid in full by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall also be entitled to be paid the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where any undertaking required by the Bylaws has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its board of directors (“Board”), legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Company (including its Board, legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. Indemnification shall include payment by the Company of expenses in defending an action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if it is ultimately determined that such person is not entitled to indemnification.

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that we will indemnify our present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise. In addition, our Amended and Restated Charter and Amended and Restated Bylaws provide that we shall advance expenses incurred by a director or officer in defending or otherwise participating in a proceeding to the fullest extent permitted by applicable law.

Any underwriting agreement will provide for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act of 1933, as amended, or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Change of Control Transaction

On April 4, 2025, Blake Janover, then Chief Executive Officer and Chairman of Janover Inc. (the “Company,” “we” or “us”), entered into a Stock Purchase Agreement (the “Purchase Agreement”) with DeFi Dev LLC, a Delaware limited liability company (“DeFi Dev”), and 3277447 Nova Scotia Ltd, a corporation formed under the laws of Nova Scotia, Canada (“NS Corp”) to sell (i) 5,100,424 shares of Common Stock, with each share of Common Stock entitled to one vote per share and representing approximately 51.0% of the Company’s 11,059,622 issued and outstanding shares of Common Stock and (ii) 10,000 shares of Series A Preferred Stock of the Company, with each share of Series A Preferred Stock entitled to 10,000 votes per share on all matters entitled to be voted upon by the Common Stock unless otherwise prohibited by law. DeFi Dev and NS Corp were previously unaffiliated parties to the Company. DeFi Dev purchased 2,884,287 shares of Common Stock and 5,500 shares of Series A Preferred Stock for $2,253,235 utilizing funds contributed by its managing member and other members. A portion of the funds for the purchase of shares by DeFi Dev came from a loan from Joseph Onorati. NS Corp purchased 2,216,137 shares of Common Stock and 4,500 shares of Series A Preferred Stock for $1,746,765 utilizing funds contributed by its controlling stockholder. The aggregate purchase price was $4,000,000. The transactions under the Purchase Agreement constituted a change in control of the Company.

On April 4, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the investors identified on the signature pages thereto (the “Investors”), pursuant to which the Company issued to the Investors $41,950,000 million in aggregate principal amount of convertible notes (the “Notes”), which are convertible into the Company’s Common Stock, par value $0.00001 per share (“Common Stock”), together with warrants issued for each $1,000 in principal amount of convertible notes purchased to purchase (1) approximately 58.34 shares of Common Stock at an exercise price of $17.14 per share and (2) approximately 46.66 shares of Common Stock at an exercise price of $21.43 per share.

April PIPE Transaction

Convertible Note

The Notes accrue interest at a rate of 2.5% per year, paid in cash quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, and mature on April 6, 2030. The Notes are convertible at any time prior to the Maturity Date (as defined therein), conditioned on the requirement that the Company’s market capitalization equaled or exceeded $100 million on the day prior to the conversion date (“Market Capitalization Condition”). The conversion price has been set at $9.74, the last reported sale price of the Common Stock on The Nasdaq Stock Market on the date that the Company’s market capitalization first exceeded $100 million. The conversion price will not be adjusted, except for customary anti-dilution and dividend protection. Conversion of the Notes, together with any accrued and unpaid interest, if any, at the time of conversion will be settled in shares of Common Stock.

The holders of the Notes have the right to require the Company to repurchase the Notes at a price equal to 100% of par plus accrued and unpaid interest, if any, on April 6, 2028. In addition, the Company may redeem the notes on or after April 6, 2028 if the last reported sale price of the Common Stock has been at least 130% of the conversion price for at least 20 trading days during a period of 30 consecutive trading days at a price equal to 100% of par plus accrued and unpaid interest, if any.

The Notes provide that the holder may not convert any portion of such holder’s Notes to the extent that the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding shares of Common Stock immediately after conversion, except that upon at least 61 days’ prior notice from the holder to the Company, the holder may increase the beneficial ownership limitation to up to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the conversion.

The Notes contain certain other customary covenants and customary events of default provisions.

Warrants

The Warrants are exercisable immediately upon issuance and have a term of exercise equal to five years from the date of issuance. The Exercise Prices (as defined in the Warrants) are subject to adjustments upon the issuance of stock dividends, and subdivision or combinations of shares of Common Stock by the Company.

Warrants for certain investors provide that the holder may not exercise any portion of such holder’s Warrants to the extent that the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding shares of Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to the Company, the holder may increase the beneficial ownership limitation to up to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise.

Registration Rights

Pursuant to the Securities Purchase Agreements, the Company agreed to enter into a customary registration rights agreement with the Investors within 30 business days of the date of the Securities Purchase Agreement.

May PIPE Transaction

On May 1, 2025, the Company entered into a securities purchase agreement (the “May Securities Purchase Agreement”) with the investors identified on the signature pages thereto and a related registration rights agreement (“RRA”) in connection with the issuance and sale in a private placement of the following securities to the investors for gross proceeds of approximately $24.0 million: (i) 2,210,866 shares (the “May Shares”) of the Company’s Common Stock and (ii) pre-funded warrants (the “May Pre-Funded Warrants”) to purchase up to 1,453,753 shares of Common Stock (the “May Pre-Funded Warrant Shares”) at an exercise price of approximately $0.0014 per share. The purchase price for one share of Common Stock was approximately $6.57 and the purchase price for one May Pre-Funded Warrant was $6.57 per share.

The May Pre-Funded Warrants are exercisable and will not expire until exercised in full. The exercise price and number of May Pre-Funded Warrant Shares issuable upon exercise of the May Pre-Funded Warrant are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Stock and the exercise price. The May Pre-Funded Warrant may be exercised, in whole or in part, at any time by means of a “cashless exercise.” The May Pre-Funded Warrants for certain investors provide that the holder may not exercise any portion of such holder’s May Pre-Funded Warrants to the extent that the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding shares of Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to the Company, the holder may increase the beneficial ownership limitation to up to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise.

Pursuant to the terms of the May Securities Purchase Agreement, the Company is prohibited from issuing, entering into any agreement to issue or announcing the issuance or proposed issuance of any shares of Common Stock or securities convertible or exercisable into Common Stock for a period commencing on the date of the May Securities Purchase Agreement, and expiring the earlier of (a) 60 days after the closing date of the offering and (b) 30 days following the effective date of a shelf registration statement of the Company registering the resale of the May Shares and the May Pre-Funded Warrant Shares, subject to certain exceptions for issuances in connection with previously issued securities, stock split or similar transactions, in connection with the Company’s equity plans, at a price per share of greater than $11.43 per share, or under at-the-market offering agreements.

Under the RRA, the Company agreed to file a registration statement for the resale of the May Shares and the May Pre-Funded Warrant Shares within 30 days of the closing under the May Securities Purchase Agreement, and to use commercially reasonable efforts to have the registration statement declared effective within as soon as practicable after filing.

Asset Purchase Agreement

On May 1, 2025, the Company simultaneously (i) entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Solsync Solutions Partnership, an Alaska general partnership (“Seller”), and Parker White, the sole partner of the Seller pursuant to which the Company agreed to acquire from the Seller (the “Acquisition”) a “validator” on the Solana blockchain ecosystem and two nodes under the names “BullMoose Systems” and “Strawberry Siren” (the “Purchased Assets”, and also referred to as “Business”) and (ii) closed the Acquisition (the “Closing”). Following the Closing, the Purchased Assets and the Business are now held by the Company.

The consideration paid by the Company to the Seller for the Purchased Assets was an aggregate purchase price (the “Purchase Price”) comprised of: (a) Five Hundred Thousand Dollars ($500,000) paid in cash at Closing, and (b) Three Million Dollars ($3,000,000) worth of the Company’s newly issued shares amounting to 604,884 restricted Common Stock (the “Share Consideration”), which was based upon the daily volume-weighted average price of our Common Stock on the Nasdaq Capital Market for the period from April 7, 2025 through the date of closing, or $4.96. The Share Consideration was issued to the Seller at Closing and consists of restricted securities that do not carry any registration rights requiring the filing of any registration statement.

Under the terms of the Purchase Agreement, as of the Closing, the Company and Seller also entered into an assignment and assumption agreement to effect the transfer of the Purchased Assets, as well as an IP assignment agreement in connection with Buyer and Seller providing interim services to each other after the Closing.

ELOC Agreement

On June 11, 2025, the Company entered into the ELOC Agreement with RK Capital and its affiliates pursuant to which RK Capital and its affiliates has agreed to purchase from us up to an aggregate of $1 billion of our Common Stock from time to time over the term of the ELOC Agreement (subject to certain limitations), which amount may be increased to up to an aggregate of $5 billion of Common Stock upon mutual agreement by the parties and subject to the satisfaction of certain conditions. Pursuant to the ELOC Agreement, we agreed to pay a commitment fee to RK Capital and its affiliates in the form of Common Stock with an aggregate market value of $12,500,000 or 1.25% of the Initial Commitment, which will be paid in twelve equal monthly installments commencing on the effective date of the Registration Statement. If the Initial Commitment is increased, the Company will pay an additional commitment fee to RK Capital and its affiliates in the form of Common Stock with an aggregate market value equal to 1.25% of such increased commitment amount.

As of August 13, 2025, the Company issued 2.2 million shares of Common Stock for approximately $47.6 million under our ELOC agreement and issued 124.5 thousand shares representing two months of commitment fee payments.

Convertible Notes Offering

On July 7, 2025, the Company completed a private offering of 5.50% Convertible Senior Notes due 2030 (the “notes”). The notes were sold under a purchase agreement, dated as of July 1, 2025, entered into by and among the Company and Cantor Fitzgerald & Co., as representative of the several initial purchasers named therein, for resale to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The aggregate principal amount of notes sold in the offerings was $112.5 million.

The notes were issued at a price equal to 100% of their principal amount. The net proceeds to the Company from the sale of the notes were approximately $108.1 million after deducting the initial purchasers’ discounts and commissions and estimated offering expenses payable by the Company.

The Company used approximately $75.6 million of the net proceeds from the offering to repurchase shares of the Company’s Common Stock through a prepaid forward stock purchase transaction and intends to use the remainder for general corporate purposes, including the acquisition of Solana.

On July 9, 2025, we completed a private offering of an additional $10.0 million of aggregate principal amount of the notes pursuant to the option granted to the initial purchasers under that certain purchase agreement.

August PIPE

On August 24, 2025, the Company entered into subscription agreements (each, a “Subscription Agreement” and collectively the “Subscription Agreements”) with certain institutional and accredited investors pursuant to which the Company, subject to the restrictions and satisfaction of the conditions in the Subscription Agreements, has agreed to sell in a private placement (the “August Offering”) to the investors an aggregate of (i) 4,171,907 shares (the “Shares”) of the Company’s Common Stock and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to acquire up to 5,781,636 shares of Common Stock (the “Pre-Funded Warrant Shares”) at an exercise price of $0.0001 per share. The purchase price for one share of Common Stock was $12.50 and the purchase price for one Pre-Funded Warrant was $12.4999 per share. The August Offering closed on Thursday, August 28, 2025. Of the approximately $124.4 million total purchase price for the Shares and the Pre-Funded Warrants, approximately $92.5 million is expected to be paid in cash and approximately $31.9 million is expected to be received in the form of locked Solana (SOL) or interests in an entity holding locked SOL.

Pursuant to the terms of the Subscription Agreements, the Company is prohibited from issuing, entering into any agreement to issue or announcing the issuance or proposed issuance of any shares of Common Stock or securities convertible or exercisable into Common Stock for a period commencing on the date of the effectiveness of the resale registration statement, and expiring 15 days after the effectiveness of the resale registration statement, subject to certain exceptions for issuances in connection with previously issued securities, stock split or similar transactions, in connection with the Company’s equity plans, or in a private placement or under the Company’s equity line of credit if certain conditions are met.

The Pre-Funded Warrants are exercisable twenty-one days after the Company files a Definitive Information Statement on Schedule 14C with the Securities and Exchange Commission with respect to stockholder approval of such exercise, which the Company filed on September 5, 2025, and will not expire until exercised in full. The exercise price and number of Pre-Funded Warrant Shares issuable upon exercise of the Pre-Funded Warrant are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Stock and the exercise price. The Pre-Funded Warrant may be exercised, in whole or in part, at any time by means of a “cashless exercise.” Pre-Funded Warrants for certain Investors provide that the holder may not exercise any portion of such holder’s Pre-Funded Warrants to the extent that the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding shares of Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to the Company, the holder may increase the beneficial ownership limitation to up to 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of DeFi Development Corp. (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
3.2	Certificate of Amendment to Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on April 23, 2025).
3.3	Series A Preferred Stock Certificate of Designation (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
3.4	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on April 23, 2025)
3.5	Certificate of Amendment, effective June 8, 2023, to Amended and Restated Certificate of Incorporation for 1-for-6.82 Reverse Stock Split (incorporated by reference to Exhibit 3.5 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
3.6	Certificate of Amendment, effective May 20, 2025 to the Amended and Restated Certificate of Incorporation of DeFi Development Corp. for the 7-to-1 Forward Stock Split ((incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on May 21, 2025).
4.1	Representatives’ Warrants issued to Spartan Capital Securities, LLC, dated July 27, 2023 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on July 28, 2023).
4.2	Representatives’ Warrants issued to R.F. Lafferty & Co., Inc., dated July 27, 2023 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on July 28, 2023).
4.3	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
4.4	Form of Convertible Note issued to Investors on April 6, 2025 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 7, 2025).
4.5	Form of Common Stock Purchase Warrant issued to Investors on April 6, 2025 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 7, 2025).
4.6	Form of Common Stock Purchase Warrant issued to Investors on April 6, 2025 (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 7, 2025).
4.7	Form of Pre-Funded Warrant issued to Investors (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 2, 2025).
4.8	Indenture, dated as of July 7, 2025, by and between DeFi Development Corp. and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 7, 2025).
4.9	Form of note representing the 5.50% Convertible Senior Note due 2030 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 7, 2025).
4.10	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 26, 2025).
5.1#	Opinion of Perkins Coie LLP.
10.1	DeFi Development Corp (formerly Janover Inc.) 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2025).
10.2	DeFi Development Corp Restricted Stock Unit Agreement. (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2025).
10.3	Form of Indemnification Agreement between the registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
10.4	Director Agreement, dated October 11, 2022, between Janover Inc. and William Caragol (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
10.5	Director Agreement, dated October 11, 2022, between Janover Inc. and Samuel Haskell (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).

10.6	Director Agreement, dated October 11, 2022, between Janover Inc. and Marcelo Lemos (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
10.7	Director Agreement, dated October 11, 2022, between Janover Inc. and Ned L. Siegel (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
10.8	Advisory Board Agreement, dated November 10, 2021, between Janover Inc. and Marcelo Lemos (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
10.9	Advisory Board Agreement, dated November 10, 2021, between Janover Inc. and Samuel Haskell (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
10.10	Executive Employment Agreement, dated October 10, 2022, between Janover Inc. and Blake Janover (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
10.11	Executive Employment Agreement, dated May 30, 2025, between DeFi Development Corp. and Bruce S. Rosenbloom (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on June 5, 2025).
10.12	Asset Purchase Agreement, dated as of November 17, 2023, by and among the Company, Groundbreaker Tech Inc., Groundbreaker Technologies Inc., and Jake Marmulstein (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on November 21, 2023).
10.13	Intellectual Property Assignment Agreement, dated as of November 17, 2023, by and between Groundbreaker Technologies Inc., and Groundbreaker Tech Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on November 21, 2023).
10.14	Assignment and Assumption Agreement, dated as of November 17, 2023, by and between Groundbreaker Technologies Inc., and Groundbreaker Tech Inc. (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on November 21, 2023).
10.15	Form of Securities Purchase Agreement, dated April 4, 2025, by and between the Company and the Investors. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 7, 2025).
10.16	Executive Employment Agreement, effective as of April 15, 2025, by and between the Company and Joseph Onorati (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 15, 2025).
10.17	Executive Employment Agreement, effective as of April 15, 2025, by and between the Company and Parker White (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 15, 2025).
10.18	Asset Purchase Agreement, dated as of May 1, 2025, by and among the Company, Solsync Solutions Partnership, and Parker White. (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 5, 2025).
10.19	Intellectual Property Assignment Agreement, dated as of May 1, 2025, by and among the Company, and Solsync Solutions Partnership. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 5, 2025).
10.20	Assignment and Assumption Agreement, dated as of May 1, 2025, by and among the Company, and Solsync Solutions Partnership. (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 5, 2025).
10.21	Securities Purchase Agreement, dated May 1, 2025, by and among the Company and the Investors(incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 2, 2025).
10.22	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 2, 2025).
10.23	Employment Agreement, effective as of May 30, 2025, by and between the Company and Bruce Rosenbloom (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on June 5, 2025).

10.24	Share Purchase Agreement, dated as of June 11, 2025, by and among DeFi Development Corp., RK Capital Management LLC, North Commerce Parkway Capital LP and TQ Master Fund LP (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on June 12, 2025).
10.25	Registration Rights Agreement, dated as of June 11, 2025, by and among DeFi Development Corp., RK Capital Management LLC, North Commerce Parkway Capital LP and TQ Master Fund LP (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on June 12, 2025).
10.26	Form of Prepaid Forward Stock Purchase Confirmation (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 7, 2025).
10.27	Master Loan Agreement, dated July 25, 2025, between DeFi Development Corp. and BitGo Hong Kong Limited (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 31, 2025).
10.28	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 26, 2025).
10.29	Placement Agency Agreement, dated as of August 24, 2025, between the Company and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 26, 2025).
16.1	Letter from dbbmckennon addressed to the Securities and Exchange Commission dated April 24, 2025 (incorporated by reference to Exhibit 16.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 24, 2025).
21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 28, 2024).
23.1*	Consent of dbbmckennon.
23.2#	Consent of Perkins Coie LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on the signature page to the initial Registration Statement).
107*	Filing Fee Table.

*	Filed herewith.
#	To be filed by amendment.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)	The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boca Raton, Florida, on September 9, 2025.

DEFI DEVELOPMENT CORP.

By:	/s/ Joseph Onorati
Joseph Onorati
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph Onorati and John (Fei) Han, and each of them (with full power to each of them to act alone), his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Joseph Onorati	Chairman of the Board,	September 9, 2025
Joseph Onorati	Chief Executive Officer, and President
(Principal Executive Officer)

/s/ Fei (John) Han	Chief Financial Officer	September 9, 2025
Fei (John) Han	(Principal Financial Officer and Principal Accounting Officer)

/s/ Blake Janover	Director and Chief Commercial Officer	September 9, 2025
Blake Janover

/s/ Marco Santori	Director (Independent)	September 9, 2025
Marco Santori

/s/ Zachary Tai	Director (Independent)	September 9, 2025
Zachary Tai

/s/ William Caragol	Director (Independent)	September 9, 2025
William Caragol